UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2013

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	June 3, 2013

Mizuho Financial Group, Inc.

By:	/s/ Hideyuki Takahashi
Name:	Hideyuki Takahashi
Title:	Deputy President / Group CFO

[Translation]

(Securities Code: 8411)

June 3, 2013

To Shareholders

Yasuhiro Sato

President & CEO

Mizuho Financial Group, Inc.

5-1, Marunouchi 2-chome,

Chiyoda-ku, Tokyo

CONVOCATION NOTICE OF

THE 11TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Sirs/Madams:

Notice is hereby given that the 11th Ordinary General Meeting of Shareholders of Mizuho Financial Group, Inc. (the “Company”) will be held as set forth below. You are cordially invited to attend the meeting.

If you are not able to attend the meeting, we request that you exercise your voting rights in one of the following ways. After examining the reference materials for the ordinary general meeting of shareholders set forth below (pages 6 through 40), please refer to the “Guidance Notes on the Exercise of the Voting Rights” (pages 4 through 5) and exercise your voting rights no later than 5:00 p.m. on Monday, June 24, 2013.

[Exercise of Voting Rights in Writing]

By returning to us the voting form enclosed herewith on which your approval or disapproval is indicated.

[Exercise of Voting Rights by Electromagnetic Method (Using the Internet, etc.)]

By accessing the website for exercising voting rights specified by the Company (http://www.it-soukai.com/) and exercising your voting rights using the “Code for the exercise of voting rights” and the “Password” provided on the voting form enclosed herewith in accordance with the directions on the screen.

Description

1.	Date and Time:	10:00 a.m. on Tuesday, June 25, 2013

2.	Place:	Tokyo International Forum (Hall A) 5-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo

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3.	Purpose:

	Report Item:	Report on the Business Report for the 11th fiscal year (from April 1, 2012 to March 31, 2013), on the consolidated financial statements, on the financial statements and on the Results of Audit of the Consolidated Financial Statements by the Independent Auditors and the Board of Corporate Auditors

Matters to be Resolved:

<Company’s Proposals (Proposals 1 through 5)>

	Proposal 1:	Disposal of surplus

	Proposal 2:	Acquisition of Thirteenth Series Class XIII Preferred Stock

	Proposal 3:	Partial amendment to the Articles of Incorporation

	Proposal 4:	Appointment of nine (9) Directors

	Proposal 5:	Appointment of one (1) Corporate Auditor

<Shareholders’ Proposals (Proposals 6 through 14)>

	Proposal 6:	Partial amendment to the Articles of Incorporation

	Proposal 7:	Partial amendment to the Articles of Incorporation (Proposal to provide financing to railway business operators to set up security video cameras inside trains)

	Proposal 8:	Partial amendment to the Articles of Incorporation (Exercise of voting rights of shares held for strategic reasons)

	Proposal 9:	Partial amendment to the Articles of Incorporation (Concerning disclosure of policy and results of officer training)

	Proposal 10:	Partial amendment to the Articles of Incorporation (Resolution of general meeting of shareholders for retained earnings)

	Proposal 11:	Partial amendment to the Articles of Incorporation (Request to disclose an action seeking revocation of a resolution by a general meeting of shareholders, or any other actions similar thereto, which may be brought against companies in which the group invested or provided financing for)

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Proposal 12:	Partial amendment to the Articles of Incorporation (Disclosure of compensation paid to each officer)

Proposal 13:	Partial amendment to the Articles of Incorporation (Disclosure of an evaluation report at the time of an IPO)

Proposal 14:	Partial amendment to the Articles of Incorporation (Holding of seminars for investors)

With respect to Proposal 3, the resolution and approval thereof by this ordinary general meeting of shareholders shall also constitute resolution and approval by the general meeting of class shareholders concerning shares of common stock.

– End of Notice –

*        *        *         *        *        *

§	As has usually been the case in the past, the reception at the entrance to the meeting place is expected to be overcrowded just prior to the starting time of the meeting; therefore, your arrival ahead of time would be very much appreciated.

§	Upon arrival at the meeting, please submit the voting form enclosed herewith to the reception at the entrance to the meeting place. In the case of attendance by proxy, please appoint as a proxy one of the shareholders holding voting rights at this general meeting of shareholders, and submit the document certifying the authority of such proxy together with the voting form.

§	Pursuant to laws and regulations and the provision of Article 25 of the Articles of Incorporation, the notes to consolidated financial statements and the notes to non-consolidated financial statements are disclosed through postings on the Company’s website (http://www.mizuho-fg.co.jp/english/), and are therefore not described in the attached “Report for the 11th Fiscal Year.”

§	Any corrections made to the reference materials for the ordinary general meeting of shareholders, the business report, the consolidated financial statements, the non-consolidated financial statements, and the documents titled “(Reference)” shall be notified by being posted on the Company’s website (http://www.mizuho-fg.co.jp/english/).

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Guidance Notes on the Exercise of the Voting Rights

This is to introduce the procedure to exercise voting rights of shareholders of the Company in writing or by electromagnetic method (using the Internet, etc.).

[Exercise of Voting Rights in Writing]

Please indicate your approval or disapproval for the proposals on the voting form enclosed herewith and return the voting form to us so that it reaches us no later than 5:00 p.m. on Monday, June 24, 2013. In the event that your approval or disapproval of any proposal is not indicated on the voting form, Company’s proposals shall be deemed to have been approved and shareholders’ proposals shall be deemed to have been disapproved, as the case may be.

[Exercise of Voting Rights by Electromagnetic Method (using the Internet, etc.)]

1.	Items Required to be Agreed on for the Exercise of Voting Rights via the Internet

If you wish to exercise your voting rights via the Internet, please make sure to exercise your voting rights no later than 5:00 p.m. on Monday, June 24, 2013 pursuant to the following terms:

(1)	You may exercise your voting rights via the Internet only through the website for exercising voting rights specified by the Company (see 2.(1) below).

(2)	When exercising your voting rights via the Internet, the “Code for the Exercise of Voting Rights” and the “Password” described in the voting form enclosed with this convocation notice are required.

The “Code for the Exercise of Voting Rights” and the “Password” will be renewed and sent to you for every general meeting of shareholders to be held in the future.

(3)	The cost of Internet access (access fees to providers, telecommunications fees, etc.) will be borne by the shareholders.

•       If you exercise your voting rights twice, in writing and via the Internet, we will only accept the exercise of your voting rights via the Internet as effective.

•       If you exercise your voting rights more than once via the Internet, we will only accept the last exercise of your voting rights as effective.

2.	Specific Procedures to Exercise Your Voting Rights via the Internet

(1)	Access the website for exercising voting rights specified by the Company (http://www.it-soukai.com/ or https://daiko.mizuho-tb.co.jp/).

Please note that you will not be able to access the above URL between 3:00 a.m. and 5:00 a.m. during the exercise period.

*	You may access the website for exercising voting rights by scanning the “QR Code®” (shown to the right) with the bar-code scanner of your cellular phone. For the details for this operation, please refer to the instruction manual of your cellular phone.	Image of the “QR Code”

(2)	Enter the “Code for the Exercise of Voting Rights” and the “Password” and click on the “Log-in” button.

(3)	Exercise your voting rights by following the directions on the screen.

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3.	System Requirements

(1)	If Using a Personal Computer

§	Personal Computer

Windows® computer

§	Browser

Microsoft® Internet Explorer 5.5 or higher

§	Internet Environment

It is a requirement that you have Internet access such as through a contract with an Internet service provider.

§	Monitor Resolution

1024×768 pixels or higher is recommended.

(2)	If Using a Cellular Phone

§	Cellular Phone

Phone types capable of 128bitSSL telecommunications (encrypted communication) and able to provide one of the following three services: “i-mode;” “EZweb;” or “Yahoo! Keitai;” provided that, you may have some problems accessing, and exercising your voting rights through the website for exercising voting rights with smartphones and certain other phone types as they are not guaranteed to operate normally.

*	Microsoft and Windows are registered trademarks or trademarks of Microsoft Corporation in the United States and other countries.

*	“i-mode” is a registered trademark of NTT DOCOMO, INC.

*	“EZweb” is a registered trademark of KDDI CORPORATION.

*	“Yahoo!” is a registered trademark or a trademark of Yahoo! Inc. of the United States.

*	“QR Code” is a registered trademark of DENSO WAVE INCORPORATED.

4.	Security

You may exercise your voting rights safely due to the encryption technology (SSL128bit) used to protect your voting information from being intercepted and tampered with.

In addition, the code for the exercise of voting rights and the password described in the voting form are very important to authenticate shareholders, so please ensure that you do not disclose them to other people. Please note that the Company does not and will not make any inquiries regarding your password.

5.	For Inquiries with respect to the Exercise of Voting Rights via the Internet

Please contact:

Internet Help Dial

Stock Transfer Agency Department

Mizuho Trust & Banking Co., Ltd.

Telephone: 0120-768-524 (toll-free number)

Operating Hours: 9:00 a.m. to 9:00 p.m. (excluding Saturdays, Sundays and national holidays)

[To Institutional Investors]

The electronic voting platform for institutional investors operated by Investor Communications Japan Inc., is available for custodian banks and any other nominal shareholders (including standing proxies) that have applied to use such platform in advance.

5

[Translation]

Reference Materials for the Ordinary General Meeting of Shareholders

Proposals, Reasons for Submission and Reference Matters:

<Company’s Proposals (Proposals 1 through 5) >

Proposals 1 through 5 have been submitted by the Company.

Proposal 1: Disposal of surplus

The Company has been implementing “disciplined capital management” by pursuing the optimal balance between “strengthening of stable capital base” and “steady returns to shareholders”.

Based on the policy mentioned above, with respect to the dividends from the surplus at the end of this fiscal year, the Company proposes the following dividends from the surplus.

No other disposal of the surplus is being made.

1.	Type of Distributed Assets

Cash

2.	Matters related to Allotment of Distributed Assets and Aggregate Amount thereof

With respect to cash dividends on common stock at the end of this fiscal year, the Company proposes to make cash dividend payments of JPY 3 per share (the annual cash dividends including interim dividends amount to JPY 6 per share for this fiscal year).

With respect to cash dividends on each class of preferred stock at the end of this fiscal year, the Company proposes paying the prescribed dividend amounts, respectively.

	Amount of Dividend per Share	Aggregate Amount of Dividends
Common Stock	JPY 3	JPY 72,435,118,665
Eleventh Series Class XI Preferred Stock	JPY 10	JPY 3,406,642,000
Thirteenth Series Class XIII Preferred Stock	JPY 15	JPY 550,350,000
Total	—	JPY 76,392,110,665

3.	Effective Date of Dividends from Surplus

June 25, 2013

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Proposal 2: Acquisition of Thirteenth Series Class XIII Preferred Stock

In order to improve capital efficiency, the Company proposes to acquire, on July 11, 2013, all of the shares of the Thirteenth Series Class XIII Preferred Stock issued by the Company (36,690,000 shares), in accordance with the provisions of Article 19 of the Company’s Articles of Incorporation and Article 14 of the Terms and Conditions of the Thirteenth Series Class XIII Preferred Stock.

The acquisition price shall be JPY 1,008.384 per share, in accordance with the provisions of Article 19 of the Company’s Articles of Incorporation and Article 14 of the Terms and Conditions of such preferred stock, and the total acquisition price will be JPY 36,997,608,960.

The description in Article 14 of the Terms and Conditions of the Thirteenth Series Class XIII Preferred Stock is as follows:

(14)	Provisions for Acquisition

On or after April 1, 2013, the Company may acquire, at the acquisition price as set forth below, all or a part of the Thirteenth Series Class XIII Preferred Stock on the date separately determined by a resolution of a general meeting of shareholders. Partial acquisition shall be made by way of lot or pro rata allocation. The acquisition price shall be JPY 1,000 per share plus an amount equivalent to any accrued dividends per share (which means the dividend amount of the Thirteenth Series Class XIII Preferred Stock calculated on a per diem basis by being divided by the total number of days from and including the initial date of the business year to which the acquisition date belongs up to and including the acquisition date, and such calculation shall be made to units of JPY 0.0001, by rounding up to the nearest JPY 0.001 JPY 0.0005 or more and disregarding amounts less than 0.0005 yen); provided, however, that in the case where the Thirteenth Series Class XIII Preferred Stock Interim Dividends have been paid in the relevant business year, the amount so paid shall be reduced accordingly.

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Proposal 3: Partial amendment to the Articles of Incorporation

The revisions to the “Standards for Bank Holding Company to Consider the Adequacy of Its Capital Based on Assets and Others Held by It and Its Subsidiaries Pursuant to Article 52-25 of the Banking Law,” as new capital adequacy requirements (“Basel III”), came into effect as from March 31, 2013. Under Basel III, in order for preferred stock issued by a bank holding company to be included as its regulatory capital under the capital adequacy requirements, the terms and conditions of the preferred stock are required to include a provision that in the case where the bank holding company is recognized as non-viable, (i) a write-off of the relevant preferred stock or (ii) a conversion of the relevant preferred stock into common stock shall be effected (a loss-absorption clause). In respect of Class XI preferred stock, Class XII preferred stock and Class XIII preferred stock currently provided for in the Articles of Incorporation of the Company, it is not possible to include the foregoing loss-absorption clause in the terms and conditions of those preferred stock under the current provisions of the Articles of Incorporation. Therefore, Class XIV preferred stock, Class XV preferred stock and Class XVI preferred stock will be newly provided so that the foregoing loss-absorption clause can be included in the terms and conditions of Class XIV preferred stock, Class XV preferred stock and Class XVI preferred stock by a resolution of the board of directors relating to the issuance of the relevant preferred stock. Besides the foregoing loss-absorption clause, provisions regarding the preferred stock dividends, distribution of residual assets, acquisition clause and rights to request acquisition in respect of Class XIV preferred stock, Class XV preferred stock and Class XVI preferred stock will be newly established. In addition, each of Class XIV preferred stock, Class XV preferred stock and Class XVI preferred stock will be established in multiple series as a separate class of shares in order to enable the Company to issue those preferred stock in multiple series.

Furthermore, in respect of the preferred stock currently provided for in the Articles of Incorporation, the total number of each of the classes of shares which the Company is authorized to issue in respect of Class XI preferred stock and Class XIII preferred stock will be reduced by the unissued portion and the provisions regarding unissued Class XII preferred stock will be deleted as well. At the same time, the total number of each of the classes of shares which the Company will be authorized to issue in respect of the preferred stock to be newly established, Class XIV preferred stock, Class XV preferred stock and Class XVI preferred stock, will be established to the extent of reduction of Class XI preferred stock, Class XII preferred stock and Class XIII preferred stock by setting a maximum number on the total number of the classes of shares which the Company will be authorized to issue each series of the preferred stock. Additionally, in accordance with a reduction to be caused in the total number of each of the classes of shares which the Company will be authorized to issue, the total number of shares which the Company is authorized to issue will decrease.

Moreover, the provision of “in the case where a cancellation of shares is made, the number of shares which the Company is authorized to issue shall be reduced by the number of shares so canceled” provided for in the proviso to Article 6 of the current Articles of Incorporation will be deleted and necessary amendments will be made as well.

These amendments to the Articles of Incorporation shall require a resolution by each of the general meetings of class shareholders pursuant to the provision of Article 322 of the Company Law.

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The specific amendments are as set forth below.

(Changes are indicated by underline.)

Current Articles of Incorporation		Proposed Amendments

Article 6. (Total Number of Authorized Shares)

The total number of shares which the Company is authorized to issue shall be 52,369,512,000 shares, and each total number of the classes of shares which the Company is authorized to issue shall be as set forth below; provided, however, that in the case where a cancellation of shares is made, the number of shares which the Company is authorized to issue shall be reduced by the number of shares so canceled:

Article 6. (Total Number of Authorized Shares)

The total number of shares which the Company is authorized to issue shall be 52,251,442,000 shares, and each total number of the classes of shares which the Company is authorized to issue shall be as set forth below; provided, however, that the total number of the classes of shares which the Company is authorized to issue in respect of the First to Fourth Series of Class XIV preferred stock shall not exceed nine hundred million (900,000,000) in total, the total number of the classes of shares which the Company is authorized to issue in respect of the First to Fourth Series of Class XV preferred stock shall not exceed nine hundred million (900,000,000) in total, and the total number of the classes of shares which the Company is authorized to issue in respect of the First to Fourth Series of Class XVI preferred stock shall not exceed fifteen hundred million (1,500,000,000) in total:

Common stock:	48,000,000,000 shares	Common stock:	48,000,000,000 shares
Class XI preferred stock:	1,369,512,000 shares	Class XI preferred stock:	914,752,000 shares
Class XII preferred stock:	1,500,000,000 shares	Class XIII preferred stock:	36,690,000 shares
Class XIII preferred stock:	1,500,000,000 shares	First Series of Class XIV preferred stock: 900,000,000 shares
Second Series of Class XIV preferred stock: 900,000,000 shares
Third Series of Class XIV preferred stock: 900,000,000 shares
Fourth Series of Class XIV preferred stock: 900,000,000 shares
First Series of Class XV preferred stock: 900,000,000 shares
Second Series of Class XV preferred stock: 900,000,000 shares
Third Series of Class XV preferred stock: 900,000,000 shares
Fourth Series of Class XV preferred stock: 900,000,000 shares
First Series of Class XVI preferred stock: 1,500,000,000 shares
Second Series of Class XVI preferred stock: 1,500,000,000 shares
Third Series of Class XVI preferred stock: 1,500,000,000 shares
Fourth Series of Class XVI preferred stock: 1,500,000,000 shares

Article 14. (Preferred Stock Dividends)

1. In respect of dividends from its surplus provided for in Article 52, the Company shall distribute dividends from its surplus by cash on preferred stock (hereinafter referred to as the “Preferred Stock Dividends”) in such amount as provided for below to shareholders of preferred stock (hereinafter referred to as the “Shareholders of Preferred Stock”) or registered stock pledgees in respect of preferred stock (hereinafter referred to as the “Registered Preferred Stock Pledgees”) in priority to holders of common stock (hereinafter referred to as the “Shareholders of Common Stock”), registered stock pledgees in respect of common stock (hereinafter referred to as the “Registered Common Stock Pledgees”); provided, however, that in the case where all or a part of the Preferred Stock Interim Dividends provided for in Article 15 have been paid in the relevant business year, the amount so paid shall be reduced accordingly:

Article 14. (Preferred Stock Dividends)

1. In respect of dividends from its surplus provided for in Article 52, the Company shall distribute dividends from its surplus by cash on preferred stock (hereinafter referred to as the “Preferred Stock Dividends”) in such amount as provided for below to shareholders of preferred stock (hereinafter referred to as the “Shareholders of Preferred Stock”) or registered stock pledgees in respect of preferred stock (hereinafter referred to as the “Registered Preferred Stock Pledgees”) in priority to holders of common stock (hereinafter referred to as the “Shareholders of Common Stock”), registered stock pledgees in respect of common stock (hereinafter referred to as the “Registered Common Stock Pledgees”); provided, however, that in the case where all or a part of the Preferred Stock Interim Dividends provided for in Article 15 have been paid in the relevant business year, the amount so paid shall be reduced accordingly:

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Current Articles of Incorporation	Proposed Amendments

Class XI preferred stock:

Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 50 yen per share per year

Class XII preferred stock:

Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 50 yen per share per year

Class XIII preferred stock:

Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 100 yen per share per year

Class XI preferred stock:

Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 50 yen per share per year

Class XIII preferred stock:

Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 100 yen per share per year

First to Fourth Series of Class XIV preferred stock:

Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 100 yen per share per year

First to Fourth Series of Class XV preferred stock:

Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 100 yen per share per year

First to Fourth Series of Class XVI preferred stock:

Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 100 yen per share per year

2. (Omitted.)	2. (No change.)

3. (Omitted.)	3. (No change.)

Article 16. (Distribution of Residual Assets)

1. In respect of distribution of residual assets, the Company shall pay to the Shareholders of Preferred Stock or Registered Preferred Stock Pledgees in priority to the Shareholders of Common Stock or Registered Common Stock Pledgees in such amount as provided for below:

Classes XI through XIII preferred stock: 1,000 yen per share

Article 16. (Distribution of Residual Assets)

1. In respect of distribution of residual assets, the Company shall pay to the Shareholders of Preferred Stock or Registered Preferred Stock Pledgees in priority to the Shareholders of Common Stock or Registered Common Stock Pledgees in such amount as provided for below:

Classes XI through the Fourth Series of Class XVI preferred stock: 1,000 yen per share

2. (Omitted.)	2. (No change.)

Article 19. (Acquisition of Preferred Stock)

1. In respect of Classes XII and XIII preferred stock, the Company may acquire each such class of preferred stock, in whole or in part, on the date separately determined by a resolution of a general meeting of shareholders, after such time and at such acquisition price as respectively determined by a resolution of the Board of Directors relating to the issuance of the relevant preferred stock.

Article 19. (Acquisition of Preferred Stock)

1. In respect of Class XIII preferred stock, the Company may acquire each such class of preferred stock, in whole or in part, on the date separately determined by a resolution of a general meeting of shareholders, after such time and at such acquisition price as respectively determined by a resolution of the Board of Directors relating to the issuance of the relevant preferred stock.

(Newly established.)	2. In respect of the First Series of Class XV through the Fourth Series of Class XVI preferred stock, the Company may acquire each such class of preferred stock, in whole or in part, on the date separately determined by a resolution of the Board of Directors, after such time and at such acquisition price as respectively determined by a resolution of the Board of Directors relating to the issuance of the relevant preferred stock.

2. In the case of a partial acquisition pursuant to the preceding paragraph, such redemption shall be made by way of lot or pro rata allocation.	3. In the case of a partial acquisition pursuant to the preceding two (2) paragraphs, such redemption shall be made by way of lot or pro rata allocation.

10

Current Articles of Incorporation	Proposed Amendments

Article 20. (Request for Acquisition of Preferred Stock)

Any holder of Classes XI and XII preferred stock may request to the Company to acquire the relevant preferred stock held by such Shareholder of Preferred Stock during the period in which such Shareholder of Preferred Stock is entitled to request such acquisition as determined by a resolution of the Board of Directors relating to the issuance of the relevant preferred stock (hereinafter referred to as the “Period for Acquisition Request”). The Company shall deliver its own common stock to such Shareholder of Preferred Stock, in exchange for the Company’s acquisition of the relevant preferred stock. The terms of acquisition, including the number of the common stock to be delivered per one (1) share of the relevant preferred stock upon such request for acquisition, shall be determined by a resolution of the relevant Board of Directors.

Article 20. (Request for Acquisition of Preferred Stock)

Any holder of Classes XI, the First to Fourth Series of Class XIV and the First to Fourth Series of Class XV preferred stock may request to the Company to acquire the relevant preferred stock held by such Shareholder of Preferred Stock during the period in which such Shareholder of Preferred Stock is entitled to request such acquisition as determined by a resolution of the Board of Directors relating to the issuance of the relevant preferred stock (hereinafter referred to as the “Period for Acquisition Request”). The Company shall deliver its own common stock to such Shareholder of Preferred Stock, in exchange for the Company’s acquisition of the relevant preferred stock. The terms of acquisition, including the number of the common stock to be delivered per one (1) share of the relevant preferred stock upon such request for acquisition, shall be determined by a resolution of the relevant Board of Directors.

Article 21. (Mandatory Acquisition of Preferred Stock)

1. The Company may acquire any of Classes XI and XII preferred stock, in respect of which a request for acquisition has not been made during the Period for Acquisition Request, on the day immediately following the last day of such period (hereinafter referred to as the “Mandatory Acquisition Date”) and instead, the Company shall deliver its own common stock to holders of the relevant preferred stock. In this case, the number of shares of the common stock to be delivered in exchange for the acquisition of one (1) share of the relevant preferred stock shall be obtained by dividing the amount equivalent to the subscription money per one (1) share of the relevant preferred stock by the current market price of a share of the common stock of the Company (with respect to the Eleventh Series of Class XI Preferred Stock, 1,000 yen; the same shall apply hereinafter); provided, however, that such current market price of a share of the common stock shall be the daily average price of closing prices (including the closing bid or offered price) of the common stock of the Company (in regular trading) as reported by the Tokyo Stock Exchange for the 30 consecutive trading days (excluding any trading day or days on which no closing prices or closing bids or offered prices are reported) commencing on the 45th trading day prior to the Mandatory Acquisition Date, and such calculation shall be made to units of 0.01 yen, and by rounding up to the nearest 0.1 yen when equal to or more than 0.05 yen and disregarding amounts less than 0.05 yen.

Article 21. (Mandatory Acquisition of Preferred Stock)

1. The Company may acquire any of Classes XI, the First to Fourth Series of Class XIV and the First to Fourth Series of Class XV preferred stock, in respect of which a request for acquisition has not been made during the Period for Acquisition Request, on the day immediately following the last day of such period (hereinafter referred to as the “Mandatory Acquisition Date”) and instead, the Company shall deliver its own common stock to holders of the relevant preferred stock. In this case, the number of shares of the common stock to be delivered in exchange for the acquisition of one (1) share of the relevant preferred stock shall be obtained by dividing the amount equivalent to the subscription money per one (1) share of the relevant preferred stock by the current market price of a share of the common stock of the Company (with respect to the Eleventh Series of Class XI Preferred Stock, 1,000 yen; the same shall apply hereinafter); provided, however, that such current market price of a share of the common stock shall be the daily average price of closing prices (including the closing bid or offered price) of the common stock of the Company (in regular trading) as reported by the Tokyo Stock Exchange for the 30 consecutive trading days (excluding any trading day or days on which no closing prices or closing bids or offered prices are reported) commencing on the 45th trading day prior to the Mandatory Acquisition Date, and such calculation shall be made to units of 0.01 yen, and by rounding up to the nearest 0.1 yen when equal to or more than 0.05 yen and disregarding amounts less than 0.05 yen.

11

Current Articles of Incorporation	Proposed Amendments
2. In respect of Classes XI and XII preferred stock, the number of common stock referred to in the preceding paragraph shall not exceed the number of shares obtained by dividing the amount equivalent to the subscription money per one (1) share of each such class of preferred stock by the minimum acquisition price determined by the resolution of the Board of Directors relating to the relevant issuance of the preferred stock.	2. In respect of Classes XI, the First to Fourth Series of Class XIV and the First to Fourth Series of Class XV preferred stock, the number of common stock referred to in the preceding paragraph shall not exceed the number of shares obtained by dividing the amount equivalent to the subscription money per one (1) share of each such class of preferred stock by the minimum acquisition price determined by the resolution of the Board of Directors relating to the relevant issuance of the preferred stock.

(Newly established.)	3. In respect of the First and Second Series of Class XIV, the First and Second Series of Class XV and the First and Second Series of Class XVI preferred stock, upon the occurrence of an event determined by a resolution of the Board of Directors relating to the issuance of the relevant preferred stock as an event where a write-off of the relevant preferred stock or a conversion of the relevant preferred stock into common stock, or financial support or other similar measures taken by a public sector, without which the Company would become non-viable, is determined to be necessary, the Company shall mandatorily acquire the relevant preferred stock, in whole, free of consideration, on a date which falls after the occurrence of such event as determined by the resolution of the Board of Directors relating to the issuance of the relevant preferred stock and which date shall be separately determined by a resolution of the Board of Directors after the issuance of the relevant preferred stock, or a date which falls after the occurrence of the relevant certain event and which date shall be determined by the resolution of the Board of Directors relating to the issuance of the relevant preferred stock, giving due consideration to the capital adequacy requirements applicable to the Company and other factors.

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Current Articles of Incorporation	Proposed Amendments
(Newly established.)	4. In respect of the Third and Fourth Series of Class XIV, the Third and Fourth Series of Class XV and the Third and Fourth Series of Class XVI preferred stock, upon the occurrence of an event determined by a resolution of the Board of Directors relating to the issuance of the relevant preferred stock as an event where a write-off of the relevant preferred stock or a conversion of the relevant preferred stock into common stock, or financial support or other similar measures taken by a public sector, without which the Company would become non-viable, is determined to be necessary, the Company shall mandatorily acquire the relevant preferred stock, in whole, on a date which falls after the occurrence of such event as determined by the resolution of the Board of Directors relating to the issuance of the relevant preferred stock and which date shall be separately determined by a resolution of the Board of Directors after the issuance of the relevant preferred stock, or a date which falls after the occurrence of the relevant certain event and which date shall be determined by the resolution of the Board of Directors relating to the issuance of the relevant preferred stock, giving due consideration to the capital adequacy requirements applicable to the Company and other factors, and instead, the Company shall deliver its own common stock to holders of the relevant preferred stock. In this case, the terms of acquisition, including the number of shares of the common stock to be delivered in exchange for the acquisition of one (1) share of the relevant preferred stock, shall be determined by the resolution of the relevant Board of Directors relating to the issuance of the relevant preferred stock, giving due consideration to the market price of common stock, the subscription price of the relevant preferred stock and other factors.

3. In the calculation of the number of common stock provided for in the preceding two (2) paragraphs, any number less than one (1) share shall be treated pursuant to the provisions provided for in Article 234 of the Law.	5. In the calculation of the number of common stock provided for in provided for in Paragraphs 1, 2 and 4, any number less than one (1) share shall be treated pursuant to the provisions provided for in Article 234 of the Law.

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Proposal 4: Appointment of nine (9) Directors

The terms of office of four (4) Directors, Messrs. Yasuhiro Sato, Akihiko Nomiyama, Mitsuo Ohashi and Kanemitsu Anraku will expire at the closing of this ordinary general meeting of shareholders, and Messrs. Junichi Nishizawa and Masaaki Kono will resign from their respective positions as Directors shortly. In order to enhance the management structure, the Company proposes the appointment of nine (9) Directors upon the addition of three (3) Directors.

The candidates for Directors are as follows:

Candidate No.	Name (Date of Birth)	Brief Personal Record, Status of Major Concurrent Office, and Title and Assignment in the Company		Number of Shares of Stock of the Company held
1	Yasuhiro Sato (April 15, 1952)	March 2003	Executive Officer / Senior Corporate Officer of International Banking Unit of Mizuho Corporate Bank, Ltd.	32,880 Shares of Common Stock
		April 2004	Managing Executive Officer
		March 2006	Managing Director / Head of Corporate Banking Unit
		April 2007	Deputy President / Chief Auditor
		April 2009	President & CEO (current)
		June 2009	Director of the Company
		June 2011	Director of Mizuho Bank, Ltd. (current) President & CEO of the Company (Group CEO) (current)
(Status of Major Concurrent Office) President & CEO of Mizuho Corporate Bank, Ltd. Director of Mizuho Bank, Ltd.

He is well-acquainted with the general business, having engaged in wide-ranging banking business, as a member of the group companies of the Company (the “Group”) since 1976, including corporate planning, international business planning and business promotion, etc., and has abundant management experience as the Group CEO.

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Candidate No.	Name (Date of Birth)	Brief Personal Record, Status of Major Concurrent Office, and Title and Assignment in the Company		Number of Shares of Stock of the Company held
2	Yasunori Tsujita (June 28, 1956)	April 2008	General Manager of Consulting Business Development Division of Mizuho Bank, Ltd.	23,400 Shares of Common Stock
		April 2009	Executive Officer / General Manager of Personal Marketing Division
		April 2011	Managing Executive Officer / General Manager of Personal Marketing Division
		June 2011	Managing Executive Officer
April 2012

Managing Executive Officer / In charge of Strategic Planning Group of the Company

Managing Executive Officer / In charge of Strategic Planning Group of Mizuho Bank, Ltd.

Managing Executive Officer / In charge of Strategic Planning Group of Mizuho Corporate Bank, Ltd.

April 2013

Deputy President-Executive Officer / Head of Human Resources Group and Head of Internal Audit Group of the Company (current)

Deputy President-Executive Officer / Head of Human Resources Group of Mizuho Bank, Ltd. (current)

Deputy President-Executive Officer / Head of Human Resources Group of Mizuho Corporate Bank, Ltd. (current)

Managing Executive Officer / In charge of Human Resources Group of Mizuho Trust & Banking Co., Ltd. (current)

Managing Executive Officer / In charge of Human Resources Group of Mizuho Securities Co., Ltd. (current)

(Status of Major Concurrent Office)

    Deputy President-Executive Officer of Mizuho Bank, Ltd.

    Deputy President-Executive Officer of Mizuho Corporate Bank, Ltd.

    Managing Executive Officer of Mizuho Trust & Banking Co., Ltd.

    Managing Executive Officer of Mizuho Securities Co., Ltd.

He is well-acquainted with the general business, having engaged in wide-ranging banking business, as a member of the Group since 1981, including human resources and business promotion, etc.

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Candidate No.	Name (Date of Birth)	Brief Personal Record, Status of Major Concurrent Office, and Title and Assignment in the Company		Number of Shares of Stock of the Company held
3	Toshitsugu Okabe (May 2, 1956)	April 2008	Executive Officer / General Manager of Executive Secretariat of the Company	446,800 Shares of Common Stock
		April 2009	Managing Executive Officer of Mizuho Bank, Ltd.
April 2012

Managing Executive Officer / Head of Retail Banking Unit

Managing Executive Officer (not full-time) / In charge of coordination with Retail Banking Unit of Mizuho Bank, Ltd. of Mizuho Corporate Bank, Ltd.

April 2013

Deputy President-Executive Officer / Deputy President (Personal Banking Unit and Retail Banking Unit) of the Company (current)

Deputy President / Deputy President (Personal Banking Unit and Retail Banking Unit) and Head of Internal Audit Group of Mizuho Bank, Ltd. (current)

Deputy President-Executive Officer / Deputy President (In charge of coordination with Personal Banking Unit and Retail Banking Unit of Mizuho Bank, Ltd.) and Head of Internal Audit Group of Mizuho Corporate Bank, Ltd. (current)

(Status of Major Concurrent Office) Deputy President of Mizuho Bank, Ltd. Deputy President-Executive Officer of Mizuho Corporate Bank, Ltd.
He is well-acquainted with the general business, having engaged in wide-ranging banking business, as a member of the Group since 1980, including business promotion and corporate planning, etc.

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Candidate No.	Name (Date of Birth)	Brief Personal Record, Status of Major Concurrent Office, and Title and Assignment in the Company		Number of Shares of Stock of the Company held
4	Nobuhide Hayashi (March 27, 1957)	April 2007	Executive Officer / General Manager of Corporate Banking Division No.13 of Mizuho Corporate Bank, Ltd.	197,900 Shares of Common Stock
		April 2009	Managing Executive Officer
		April 2010	Managing Executive Officer / Head of International Banking Unit
		June 2011	Managing Director / Head of International Banking Unit (until April 2013)
		April 2012	Managing Executive Officer (not full-time) / In charge of coordination with International Banking Unit of Mizuho Corporate Bank, Ltd. of Mizuho Bank, Ltd.
April 2013

Deputy President-Executive Officer / Deputy President (International Banking Unit) of the Company (current)

Deputy President-Executive Officer / Deputy President (In charge of coordination with International Banking Unit of Mizuho Corporate Bank, Ltd.) of Mizuho Bank, Ltd. (current)

Deputy President / Deputy President (International Banking Unit) of Mizuho Corporate Bank, Ltd. (current)

(Status of Major Concurrent Office) Deputy President-Executive Officer of Mizuho Bank, Ltd. Deputy President of Mizuho Corporate Bank, Ltd.

He is well-acquainted with the general business, having engaged in wide-ranging banking business, as a member of the Group since 1980, including business promotion and international business planning, etc., and has abundant management experience.

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Candidate No.	Name (Date of Birth)	Brief Personal Record, Status of Major Concurrent Office, and Title and Assignment in the Company		Number of Shares of Stock of the Company held
5	Tadashi Kanki (October 9, 1958)	April 2008	Executive Officer / General Manager of Corporate Banking Division No.8 of Mizuho Corporate Bank, Ltd.	50,100 Shares of Common Stock
		April 2011	Managing Executive Officer (until April 2013)
		April 2012	Managing Executive Officer of Mizuho Bank, Ltd.
April 2013

Managing Executive Officer / Head of Strategic Planning Group of the Company (current)

Managing Executive Officer / Head of Strategic Planning Group of Mizuho Bank, Ltd. (current)

Managing Executive Officer / Head of Strategic Planning Group of Mizuho Corporate Bank, Ltd. (current)

Managing Executive Officer / In charge of Strategic Planning, Financial Control & Accounting Group of Mizuho Trust & Banking Co., Ltd. (current)

Managing Executive Officer / In charge of Strategic Planning Group of Mizuho Securities Co., Ltd. (current)

(Status of Major Concurrent Office)

    Managing Executive Officer of Mizuho Bank, Ltd.

    Managing Executive Officer of Mizuho Corporate Bank, Ltd.

    Managing Executive Officer of Mizuho Trust & Banking Co., Ltd.

    Managing Executive Officer of Mizuho Securities Co., Ltd.

He is well-acquainted with the general business, having engaged in wide-ranging banking business, as a member of the Group since 1981, including business promotion and corporate planning etc.

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Candidate No.	Name (Date of Birth)	Brief Personal Record, Status of Major Concurrent Office, and Title and Assignment in the Company		Number of Shares of Stock of the Company held
6	Masakane Koike (July 9, 1959)	April 2008	General Manager of Financial Planning of the Company	29,400 Shares of Common Stock
		April 2009	Executive Officer / General Manager of Financial Planning
April 2012

Managing Executive Officer / Head of Risk Management Group and Head of Compliance Group (current)

Managing Executive Officer / Head of Risk Management Group and Head of Compliance Group of Mizuho Bank, Ltd. (current)

Managing Executive Officer / Head of Risk Management Group and Head of Compliance Group of Mizuho Corporate Bank, Ltd. (current)

Managing Executive Officer / In charge of Risk Management Group and in charge of Compliance Group of Mizuho Trust & Banking Co., Ltd. (current)

		April 2013	Managing Executive Officer / In charge of Risk Management Group and Compliance Group of Mizuho Securities Co., Ltd. (current)

(Status of Major Concurrent Office)

    Managing Executive Officer of Mizuho Bank, Ltd.

    Managing Executive Officer of Mizuho Corporate Bank, Ltd.

    Managing Executive Officer of Mizuho Trust & Banking Co., Ltd.

    Managing Executive Officer of Mizuho Securities Co., Ltd.

He is well-acquainted with the general business, having engaged in wide-ranging banking business, as a member of the Group since 1982, including financial planning and business promotion, etc.

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Candidate No.	Name (Date of Birth)	Brief Personal Record, Status of Major Concurrent Office, and Title and Assignment in the Company		Number of Shares of Stock of the Company held
7	Akihiko Nomiyama (June 15, 1934)	April 1957	Joined Nippon Mining Co., Ltd.	24,800 Shares of Common Stock
		June 1984	Director
		June 1989	Managing Director
		December 1992	Managing Director of Nikko Kyodo Co., Ltd.
		December 1993	Managing Director of Japan Energy Corporation
		June 1994	Senior Managing Director
		June 1996	President and CEO (Representative Director)
		June 2000	Chairman, President and CEO (Representative Director)
		April 2002	Chairman and CEO (Representative Director)
		September 2002	President and CEO (Representative Director) of NIPPON MINING HOLDINGS, INC.
		June 2003	Chairman (Representative Director)
		June 2006	Special Advisor
		June 2007	Outside Director of the Company (current)
		July 2010	Honorary Executive Consultant of JX Holdings, Inc. (current)
(Status of Major Concurrent Office) Honorary Executive Consultant of JX Holdings, Inc.

The Company proposes to appoint him based on its conclusion that he will be able to provide various guidance on the general management of the Company from an objective point of view, making use of his abundant experience in his career as President and CEO (Representative Director) and Chairman (Representative Director) of NIPPON MINING HOLDINGS, INC. and his wide-ranging insight gained through his management experience at the same company. Six (6) years will have passed since his assumption of office as an Outside Director of the Company at the closing of this ordinary general meeting of shareholders.

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Candidate No.	Name (Date of Birth)	Brief Personal Record, Status of Major Concurrent Office, and Title and Assignment in the Company		Number of Shares of Stock of the Company held
8	Mitsuo Ohashi (January 18, 1936)	March 1959	Joined Mitsui Bank, Ltd.	0 Shares of Common Stock
		December 1961	Joined Showa Denko K.K.
		May 1988	General Manager of Corporate Planning Division
		March 1989	Director / General Manager of Corporate Planning Division
		March 1993	Managing Director
		March 1995	Senior Managing Director
		March 1997	President and Chief Executive Officer
		January 2005	Representative Director and Chairman of the Board of Directors
		June 2005	Outside Director of the Company (current)
		March 2007	Director and Chairman of the Board of Directors of Showa Denko K.K.
		March 2010	Senior advisor (current)
(Status of Major Concurrent Office) Senior advisor of Showa Denko K.K.

The Company proposes to appoint him since it has concluded he will be able to provide various guidance on the general management of the Company from an objective point of view, making use of his abundant experience in his career as President and Chief Executive Officer, and Representative Director and Chairman of the Board of Directors of Showa Denko K.K. and his wide-ranging insight gained through his management experience at the same company. A relative within the third degree of him is working as an employee of Mizuho Bank, Ltd. Eight (8) years will have passed since his assumption of office as an Outside Director of the Company at the closing of this ordinary general meeting of shareholders.

In July 2008, during which time he took office as a Statutory Auditor of Fukoku Mutual Life Insurance Company, said company received a business improvement order from the Financial Services Agency pursuant to the Insurance Business Act due to its failure to pay out certain insurance money and insurance benefits. Although he had not been aware of the fact at the time when the issue was detected, by communicating through the Board of Directors and the Board of Statutory Auditors, he had been giving appropriate instructions from the perspective of customer convenience and had reminded the boards of their duty in this respect on a regular basis. Since the issue was detected, he has assessed whether measures for prevention of any recurrence of such issues, etc., are sufficiently in place and has endeavored to provide advice on the operations and management systems and to enhance the function of internal auditing systems, thereby carrying out his duties as a Statutory Auditor.

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Candidate No.	Name (Date of Birth)	Brief Personal Record, Status of Major Concurrent Office, and Title and Assignment in the Company		Number of Shares of Stock of the Company held
9	Kanemitsu Anraku (April 21, 1941)	April 1964	Joined Nissan Motor Co., Ltd.	7,000 Shares of Common Stock
		June 1993	Director
		June 1997	Managing Director
		May 1999	Executive Vice President (Representative Director)
		April 2000	Vice Chairman (member of the board of directors)
		June 2000	Vice Chairman
		April 2002	President (Representative Director) of Nissan Real Estate Development Corporation
		June 2005	Counselor
		July 2006	Counselor of Nissan Network Holdings Co., Ltd.
		June 2007	Outside Director of the Company (current)
(Status of Major Concurrent Office) Not applicable

The Company proposes to appoint him based on its conclusion that he will be able to provide various guidance on the general management of the Company from an objective point of view, making use of his abundant experience in his career as Executive Vice President (Representative Director) of Nissan Motor Co., Ltd. and his wide-ranging insight gained through his administrative experience at the same company. Six (6) years will have passed since his assumption of office as an Outside Director of the Company at the closing of this ordinary general meeting of shareholders.

(Notes)	1.	Three (3) candidates among the above, Messrs. Akihiko Nomiyama, Mitsuo Ohashi and Kanemitsu Anraku, are “candidates for outside directors” as provided for in Article 2, Paragraph 3, Item 7 of the Enforcement Regulations of the Company Law.

	2.

Liability Limitation Agreement with Outside Directors

The Company has entered into liability limitation agreements with three (3) candidates for Outside Director, Messrs. Akihiko Nomiyama, Mitsuo Ohashi and Kanemitsu Anraku, a summary of which is provided in the “(3) Liability Limitation Agreement” of “3. Matters Regarding Outside Officers” in the Business Report.

	3.	Messrs. Akihiko Nomiyama and Kanemitsu Anraku are “independent director/auditor” required by the Tokyo Stock Exchange, Inc. and the Osaka Securities Exchange Co., Ltd, as the case may be.

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Proposal 5: Appointment of one (1) Corporate Auditor

Mr. Yoshinobu Shigeji will resign from his position as Corporate Auditor at the closing of this ordinary general meeting of shareholders. Accordingly, the Company proposes the appointment of one (1) Corporate Auditor.

The candidate for Corporate Auditor is as set forth below.

The Board of Corporate Auditors has approved this Proposal in advance.

Name (Date of Birth)	Brief Personal Record, Status of Major Concurrent Office, and Title in the Company		Number of Shares of Stock of the Company held
Nobukatsu Funaki (March 30, 1959)	April 2005	General Manager of Accounting Division of Mizuho Corporate Bank, Ltd.	3,500 Shares of Common Stock
	March 2010	Corporate Auditor (current)
	April 2013	Outside Corporate Auditor of Mizuho Securities Co., Ltd. (current)
(Status of Major Concurrent Office) Outside Corporate Auditor of Mizuho Securities Co., Ltd.

He is well-acquainted with the general business, having engaged in wide-ranging banking business, as a member of the Group since 1981, including accounting and business promotion, etc., and has abundant experience as a Corporate Auditor.

(Notes)

Mr. Nobukatsu Funaki, the candidate for Corporate Auditor, has accepted to assume the office of Corporate Auditor immediately after the closing of this ordinary general meeting of shareholders, following his resignation from his position as Corporate Auditor of Mizuho Corporate Bank, Ltd.

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<Shareholders’ Proposals (Proposals 6 through 14)>

Proposals 6 through 14 have been submitted by shareholders. Proposals 7 through 14 have been submitted by one (1) shareholder, and two (2) shareholders have submitted a proposal that is identical to Proposal 8 and another shareholder has submitted proposals that are identical to the remaining proposals. Consequently, Proposals 7 through 14 are joint proposals.

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Proposal 6: Partial amendment to the Articles of Incorporation

1.	Details of Proposal

It is proposed that the following provision be added to the Articles of Incorporation:

The maximum aggregate amount paid by the Company under all categories of compensation to each of its officers and employees shall be approximately JPY 30 million. All the past resolutions of general meetings of shareholders impeding the enforcement of this provision shall be frozen and suspended until the condition set forth below is satisfied. The condition is that the equity capital per share of the Company reaches the equity capital per share of either of Mitsubishi UFJ or Sumitomo Mitsui; provided; however, that even if the condition above is not satisfied, should there be an officer or an employee whose performance has significantly increased the corporate value of the Company, in order to reward his/her performance, an extra compensation for him/her may be added to the compensation amount limited to JPY 30 million as set forth above, by a resolution of the general meeting of shareholders to be held with respect to the following fiscal year.

2.	Reasons for Proposal

According to disclosures regarding the large amount of compensation paid by three (3) mega banks, which were disclosed on July 30, 2012 pursuant to new laws, the total number of officers and employees subject to compensation disclosures and the total amount of their aggregate compensation disclosed by Mitsubishi UFJ are 149 persons and JPY 12.5 billion, respectively, those disclosed by Sumitomo Mitsui are 49 persons and JPY 3.9 billion, respectively, and those disclosed by the Company are 153 persons and JPY 12.2 billion, respectively (the average amount per person is approximately JPY 80 million). However, two (2) famous corporate information magazines provide information that both the equity capital per share and the net asset per share of the Company are no more than 30% of those of Mitsubishi UFJ and are approximately 50% of those of Sumitomo Mitsui. The stock prices were inevitably influenced by this information and have changed accordingly. Nevertheless, compared to the other two (2) Mega FGs, the personnel cost amount paid by the Company for its officers and employees who received a large amount of compensation is comparable to or a little over three (3) times the amounts paid by the other two (2) Mega FGs. These facts, when taken into consideration with the fact that the dividend amount is less than the dividend amounts paid by the other two (2) Mega FGs, will inevitably be considered to have a detrimental effect on the corporate value and the interests of shareholders. Upon adopting this proposal, an increase in dividends and stock price, a universal aspiration sought by shareholders, is expected to be brought about by pursuit of a genuine strengthening of a stable capital base, among other things.

•	Opinion of the Board of Directors of the Company

The Board of Directors of the Company opposes this proposal.

In determining the compensation for our directors and corporate auditors, our basic policy is to set an appropriate level based on company performance over the medium to long term, compensation levels of directors and corporate auditors in other companies, including those in the same industry, economic and social conditions, as well as the roles and responsibilities of directors and corporate auditors in contributing to the realization of the objectives of MHFG.

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In accordance with the policy mentioned above, the Company determines the amount of compensation for Directors at the meetings of the Board of Directors based on factors such as the duties executed by, and the degree of contribution of each Director, the resolutions of general meetings of shareholders, while maintaining transparency and objectivity in matters of compensation for Directors by, among other things, taking into consideration opinions on the basic compensation system, etc., from the Compensation Committee whose members include Outside Directors. In addition, the amount of compensation for Corporate Auditors has been determined through consultations among the Corporate Auditors based on the activities, etc., of a Corporate Auditor.

Employees are also paid, taking into consideration the levels of the amount of compensation in each region, etc., based on a policy of maintaining an appropriate level of salary, etc., according to the job, expertise, ability and result of each employee.

As described above, the determination procedures of compensation of Directors and Corporate Auditors and employees have been carried out appropriately, and there is no possibility that the interests of shareholders will be damaged.

Accordingly, the Board of Directors is of the opinion that it is unnecessary to add the proposed provision to the Articles of Incorporation.

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Proposal 7: Partial amendment to the Articles of Incorporation (Proposal to provide financing to railway business operators to set up security video cameras inside trains)

1.	Outline of Proposal

It is proposed that the following provision be added to the Articles of Incorporation:

The Company shall instruct the group companies to make proposals to railway business operators to set up security video cameras inside trains with funds obtained from the group.

2.	Reasons for Proposal

The group has an influential presence with regard to railway companies, since the group is the designated financial institution for the Tokyo Metropolitan Government (Bureau of Transportation) that operates the Toei Subway, and since the representative of Seibu HD is formerly from the group. If the group makes a financing proposal to set up security video cameras inside trains, not only will the group increase the amount of loans made, but it will also support investment in the social infrastructure through the railway business operators by meeting the public’s need for a sense of security, ultimately contributing to the public interest.

The JR Saikyo Line and the Keio Line, among others, have installed security video cameras inside trains, and are experiencing successful results, such as a decrease in the number of incidents of sexual offenses (chikan) committed on trains. In an incident that occurred in Saitama prefecture, video footage from a security camera installed inside a train was introduced, for the first time, as evidence, which revealed that the alleged act had not taken place, and saved an innocent man from being falsely accused of being a sexual offender (chikan). (October 13, 2010 Kyodo News)

The Conference of Public and Private Sector Agencies on Prevention of Sexual Offense Committed by Chikan, as well as the Society for the Prevention of Sexual Offense Committed by Chikan in Trains, recommended the installation of security video cameras to counter the sexual offenses (chikan) in trains. In Germany, there was a thirty (30) percent decrease in the rate of crimes committed on trains.

•	Opinion of the Board of Directors of the Company

The Board of Directors of the Company opposes this proposal.

Our group is striving to offer our customers assorted proposals responding to a wide range of customer management issues, including business and financial strategies, as well as customer needs by unifying banking, trust banking and securities functions. In respect of each proposal, we make decisions as to the specific contents, timing and other details in accordance with the policy and circumstances and other conditions of each customer and we do not use a stereotypical process.

27

Furthermore, when banks, etc., within the group provide financing, they are consistently aware of their high level of responsibility to the public and their mission to society as a comprehensive financial services group and they make decisions on funding from a comprehensive perspective by conducting thorough examinations for each transaction in respect of the use of funds, method of repayment, amount of financing, securing of repayment (obtaining collateral/security interests) and other conditions, rather than making decisions based on across-the-board uniform standards.

We will continuously make every effort to ensure that the banks, etc., within the group appropriately engage in the lending business while being consistently aware of their responsibility to the public and their mission to society.

Accordingly, the Board of Directors is of the opinion that it is unnecessary to add the proposed provision to the Articles of Incorporation.

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Proposal 8 Partial amendment to the Articles of Incorporation (Exercise of voting rights of shares held for strategic reasons)

1.	Outline of Proposal

It is proposed that the following provision be added to the Articles of Incorporation:

The Company shall instruct its subsidiaries that the Company administers, such as bank subsidiaries and securities companies subsidiaries, in exercising voting rights of shares held for strategic reasons, to exercise their voting rights appropriately by means such as seeking opinions from independent proxy advisers.

2.	Reasons for Proposal

The group holds equity portfolio with JPY 2.4 trillion or more on a consolidated basis and recognized Net Losses related to Stocks in the amount of JPY 400 billion or more in fiscal year 2008, thereby contributing to demands for large amounts of capital increases, which were conducted twice. Although the most basic point is to reduce the amount of its holding shares, with respect to continuous shareholding, risk management and value enhancement measures to avoid impairment of stock value are necessary. Nevertheless, actions lacking economic rationality, such as consistently opposing the shareholders’ proposals for dividend increases in Sanyo Engineering & Construction (a listed company on the second section of the Tokyo Stock Exchange, where a former employee of Mizuho Bank assumes a director office; management is handed down by hereditary succession), have been continuously taken in the course of exercising voting rights of shares held for strategic reasons. In the case where the group has dispatched an officer or employee to a company to serve as an officer of such company, as a result of personal considerations, voting rights are quite likely to be prevented from being exercised objectively and rationally. In such case, an implied conflict of interest arises between the officer or employee of our group and shareholders of such company. Therefore, enhancement of the equity portfolio value should be pursued through the rational exercise of voting rights of shares held for strategic reasons by means such as consulting proxy advisers for advice. At the general meeting of shareholders of the Company last year, this proposal received recommended approval of ISS, and was agreed to by the shareholders holding 27% of the voting shares.

•	Opinion of the Board of Directors of the Company

The Board of Directors of the Company opposes this proposal.

The decisions on the exercise of voting rights of shares held by the Company and its subsidiaries, etc., are made through a comprehensive determination based on a thorough and diverse examination from the viewpoint of whether the corporation that issues such shares has established an appropriate governance structure while complying with corporate ethics, and whether such corporation has made appropriate decisions leading to an increase in the long-term shareholder value, in addition to an examination of the short-term dividend pay-out ratio.

The Company and its subsidiaries will make continued efforts to ensure that voting rights are exercised appropriately.

Accordingly, the Board of Directors is of the opinion that it is unnecessary to add the proposed provision to the Articles of Incorporation.

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Proposal 9: Partial amendment to the Articles of Incorporation (Concerning disclosure of policy and results of officer training)

1.	Outline of Proposal

It is proposed that the following provision be added to the Articles of Incorporation:

The policy regarding officer training provided by the Company and its consolidated subsidiaries shall be disclosed on the Company’s website.

2.	Reasons for Proposal

The brief personal records of candidates for Directors and Corporate Auditors described in the convocation notice of a general meeting of shareholders, and the information contained in the report required by the Tokyo Stock Exchange, Inc. to be disclosed are not sufficient to determine whether or not each candidate is an appropriate person to become Director or Corporate Auditor in selecting the Directors and Corporate Auditors. Monitoring and supervising the Company as a whole is different from executing business in each department, and for the performance of officers’ duties, including the prevention of scandals, it is necessary to be well-acquainted with the officers’ obligations and the general business including areas of inexperience. The level of such knowledge and the attitude held by, not only candidates for outside officer, but also candidates inside the Company that constitute the majority of the candidates, is not clear. Therefore, the disclosure of the officer training policy on the Company’s website (at least as to whether officer training by a disinterested party is to be conducted or not) can reassure shareholders in their selection and will reassure customers as well. The Company’s responsibility is limited only to the duty of disclosure, thereby putting fewer burdens on the Company.

•	Opinion of the Board of Directors of the Company

The Board of Directors of the Company opposes this proposal.

The Board of Directors also recognizes that Directors and Corporate Auditors of the Company are required to have broad knowledge and attitudes as officers in order to perform their duties, and believes that such broad knowledge and attitudes as officers should be gained through experiencing various kinds of duties, etc.

When selecting candidates for Directors and Corporate Auditors, the Board of Directors determines as the candidates, persons whom it concludes to be appropriate as Directors and Corporate Auditors of the Company, based upon due consideration of the knowledge and experience, etc., required for officers, including knowledge of general business, as well as wide-ranging insight and a high degree of expertise gained through duties experienced inside and outside the Company.

After this, the information necessary for shareholders in their selection is appropriately provided in reference materials for ordinary general meetings of shareholders in accordance with laws and regulations.

Accordingly, the Board of Directors is of the opinion that it is unnecessary to add the proposed provision to the Articles of Incorporation.

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Proposal 10: Partial amendment to the Articles of Incorporation (Resolution of general meeting of shareholders for retained earnings)

1.	Outline of Proposal

It is proposed that the following provision be added to the Articles of Incorporation:

The Company shall distribute the entire amount of its net income in dividends. However, the Company may retain its earnings by a resolution of the general meeting of shareholders.

2.	Reasons for Proposal

First, shares of stock represent a proportional ownership in a company. Therefore, theoretically, the distribution of the entire amount of net income to shareholders as dividends conforms with capitalist principles. However, if the profit of reinvestment is as high as, or is higher than, the anticipated profit rate of the shareholders, it may be rational for the Company to retain its earnings and increase its value, and realize a future increase in dividends.

Nevertheless, the Company has not implemented an increase in distributed dividends even though the Company retained more than half of its income for the past three (3) years. Although the current Japanese government bond yield (around 1-2%) is clearly lower than the cost of shareholders’ equity (approximately 5-8%), the Company is compelled to purchase a large quantity of Japanese government bonds, as the loan-deposit ratio continues to be at a low level. By returning to capitalist principles, the Company should distribute, in dividends to the shareholders, the entire amount of its net income, and correct methods of capital management that disregard the shareholders’ interests. If the Company determines it necessary to retain its earnings, it should submit a proposal to the general meeting of shareholders, explain the reasons for the retention and obtain shareholders’ approval, all of which is part of the duties and responsibilities expected of the directors entrusted by the shareholders to manage the Company.

•	Opinion of the Board of Directors of the Company

The Board of Directors of the Company opposes this proposal.

Our group is, in accordance with the purpose of the capital adequacy requirements to secure soundness in the management of banks, implementing capital management based on our basic policy to pursue an appropriate balance between “strengthening of stable capital base” and “steady returns to shareholders”.

In addition, we consider it important that, taking into comprehensive consideration not only our income for each fiscal year but also our business environment and other factors, we make steady returns to our shareholders while pursuing sustainable growth by, among other things, applying our capital to our growth areas.

Based on the foregoing, the Company determines its policy to (make a proposal to) dispose of its surplus and submits it as a proposal to a general meeting of shareholders, providing information necessary for shareholders to make a judgment in the reference materials for ordinary general meetings of shareholders, in accordance with laws and regulations.

Accordingly, the Board of Directors is of the opinion that it is unnecessary to add the proposed provision to the Articles of Incorporation.

31

Proposal 11 Partial amendment to the Articles of Incorporation (Request to disclose an action seeking revocation of a resolution by a general meeting of shareholders, or any other actions similar thereto, which may be brought against companies in which the group invested or provided financing for)

1.	Outline of Proposal

It is proposed that the following provision be added to the Articles of Incorporation:

If an action seeking revocation of a resolution by a general meeting of shareholders, an action confirming the absence of a resolution of a general meeting of shareholders or an action seeking the invalidation of a resolution of a general meeting of shareholders is brought against a listed company whose shareholder is a bank subsidiary or securities company subsidiary, etc., that the Company administers, or is brought against a listed company to which the bank subsidiary or securities company subsidiary, etc., that the Company administers provides financing, the Company shall induce that company to disclose the fact that an action has been filed against the company.

2.	Reasons for Proposal

If the method in which the general meeting of shareholders reaches a resolution is grossly improper, the shareholders may bring an action seeking the revocation of the resolution of the shareholders’ meeting (Article 831 of the Company Law) or an action confirming the absence or invalidation of the resolution of the shareholders’ meeting (Article 830 of the Company Law). Currently, there are pending actions, such as the action brought against HOYA (for the neglect by HOYA of acts committed against public policy and the standards of decency applicable to family businesses, and not listing the proposals from shareholders that opposed, modified, etc., in its convocation notice of the shareholders’ meeting (Tokyo District Court, 2012 (wa) No. 26403); also, the appellant’s right to a provisional remedy has been acknowledged in the appeal for a preservative disposition (Tokyo District Court, 2012 (yo) No. 20045)), the action brought against Olympus (the company’s failure to provide adequate information concerning the price paid to Gyrus for its goodwill; Tokyo District Court, 2012 (wa) No. 20534) and the action brought against Saison Information (Tokyo District Court, 2012 (wa) No. 33014). No disclosure has been made as to the HOYA incident and the Olympus incident that have been suspected to be the more malicious cases. This may be due to the tendency of the judges of the Civil Division Number 8 of the Tokyo District Court, known for taking lucrative jobs at major law firms after retiring from public office, to give pro-corporation judgments (for example, the decision concerning the acquisition price of shares of Rex). However, the nondisclosure of the fact that actions have been filed goes against demands by the international capital markets for disclosure of important matters. Therefore, this proposal is being made.

•	Opinion of the Board of Directors of the Company

The Board of Directors of the Company opposes this proposal.

Our group endeavors to accurately comprehend the actual state of affairs of the companies in which we invested or provided financing for.

32

However, we consider, based on the premise that those companies comply with applicable domestic and international laws and regulations as well as stock exchange rules, that the decision as to whether to disclose the fact that an action has been filed against those companies should be made responsibly by each of the companies after their sufficient consideration of the details of such fact.

Therefore, we believe that it is not appropriate for our group to uniformly induce the companies in which we invested or provided financing for to disclose the fact that an action has been filed against the company as noted in the proposal above.

Accordingly, the Board of Directors is of the opinion that it is unnecessary to add the proposed provision to the Articles of Incorporation.

33

Proposal 12: Partial amendment to the Articles of Incorporation (Disclosure of compensation paid to each officer)

1.	Outline of Proposal

It is proposed that the following provision be added to the Articles of Incorporation:

The amount of compensation and/or bonus to be paid to Directors and Corporate Auditors during each fiscal year shall be described and disclosed — on an individual basis for such Directors and Corporate Auditors, irrespective of whether or not the respective amounts exceed JPY one hundred (100) million — in reference materials attached to the convocation notice of the general meeting of shareholders held with respect to such fiscal year.

2.	Reasons for Proposal

It is the responsibility of officers, who are entrusted with the management of a company by its shareholders, to disclose the amount of compensation for such officers to such shareholders. Taking the initiative in the disclosure of the compensation paid to the officers to the shareholders will enable the Company to be regarded as a corporation that ensures transparent management and is eager to disclose information, will contribute to the improvement of the Company’s international credibility, and will consequently result in greater fulfillment of the interests of shareholders in the form of increased corporate value. Disclosure of compensation for individual officers is a matter of course and has never presented any inconvenience in the U.S. and U.K. capital markets, which have brought high return to shareholders for the past twenty years, and this can be a basis for the introduction of the SAY ON PAY (scheme under which shareholders have the right to vote on compensation in general meetings). The shareholders making this proposal do not oppose paying high compensation in order to retain higher quality executives who will thereby increase the shareholder value. A similar proposal to this one made to Sony Corporation in 2007 was agreed by its shareholders holding 44.3% of the voting shares and another similar proposal made to the general meeting of HOYA CORPORATION the year before last year was agreed by its shareholders holding 48.5% of the voting shares, and furthermore, the same proposal made to the general meeting of shareholders of the Company the year before last year was agreed by its shareholders holding at least 32% of the voting shares. In addition, as there is a custom in Japan that compensation is paid in the name of an advisory fee, etc., to a person who was an officer, this proposal recommends to disclose such compensation as well.

•	Opinion of the Board of Directors of the Company

The Board of Directors of the Company opposes this proposal.

In determining the compensation for our directors and corporate auditors, our basic policy is to set an appropriate level based on company performance over the medium to long term, compensation levels of directors and corporate auditors in other companies, including those in the same industry, economic and social conditions, as well as the roles and responsibilities of directors and corporate auditors in contributing to the realization of the objectives of MHFG.

34

In accordance with the policy mentioned above, the Company determines the amount of compensation for Directors at the meetings of the Board of Directors based on factors such as the business executed by, and the degree of contribution of each Director, to the extent of the resolutions of general meetings of shareholders, while maintaining transparency and objectivity in matters of compensation for Directors by, among other things, taking into consideration opinions on the basic compensation system, etc., from the Compensation Committee, whose members include Outside Directors. In addition, the amount of compensation for Corporate Auditors has been determined through consultations among the Corporate Auditors based on the activities, etc., of a Corporate Auditor.

Moreover, regarding disclosure, the Company has disclosed in its Business Reports, properly, in accordance with laws and regulations, the respective aggregate amounts of compensation, etc., paid to Directors and Corporate Auditors and the respective number of such Directors and Corporate Auditors.

As described above, the determination procedures and disclosure of compensation of Directors and Corporate Auditors have been carried out appropriately, and there is no possibility that the interests of shareholders will be damaged.

Accordingly, the Board of Directors is of the opinion that it is unnecessary to add the proposed provision to the Articles of Incorporation.

35

Proposal 13 Partial amendment to the Articles of Incorporation (Disclosure of an evaluation report at the time of an IPO)

1.	Outline of Proposal

It is proposed that the following provision be added to the Articles of Incorporation:

In the case where a securities company within the group is the lead underwriter in an IPO, and the corporate value of the company undertaking the IPO is evaluated, the Company shall disclose the evaluation report and the basis of the evaluation.

2.	Reasons for Proposal

Mizuho Securities is the lead underwriter for Seibu Holdings (the representative director of Seibu Holdings is formerly from the group). According to a report in the Shukan Bunshun, there is an ongoing dispute between Seibu Holdings and its top shareholder concerning the value of Seibu Holdings’ shares at the time of the listing, because Nomura Securities had prepared an evaluation report setting a low price of the Seibu Holdings’ shares at zero, a low price estimate for those shares. Fraud can easily occur in the preparation of this kind of evaluation report on corporate value depending on the client’s intent. For example, in Kanebo’s evaluation report prepared by Mizuho Securities, Mizuho Securities had manipulated the debt to equity ratio to be minus 15% and the capital adequacy ratio to be 115%, which is logically impossible, and valued Kanebo’s shares at JPY 162 per share (the court subsequently acknowledged Kanebo’s shares to have a value of JPY 360 per share), which is lower than JPY 277 per share, Kanebo’s lowest share price since the end of the war. Therefore, the Company should prevent such fraud by disclosing the evaluation report.

•	Opinion of the Board of Directors of the Company

The Board of Directors of the Company opposes this proposal.

In the case where a securities company within the group is the lead underwriter in an IPO, it conducts proper screening, in accordance with laws, regulations and rules, and provides, in an appropriate manner, necessary information to the customers for making investment decisions by issuing a prospectus of the company conducting the IPO. When the securities company conducts due diligence for underwriting and corporate valuation, it does so through a comprehensive determination based on an objective review of the business environment, social situation and industry trends surrounding the corporation; the specificity of the corporation in regard to management, technologies, etc.; and other similar essential matters under a system that fully takes into consideration the independence within the organization by, among other things, creating a specialized section for due diligence for underwriting and corporate valuation.

Accordingly, the Board of Directors is of the opinion that it is unnecessary to add the proposed provision to the Articles of Incorporation.

36

Proposal 14 Partial amendment to the Articles of Incorporation (Holding of seminars for investors)

1.	Outline of Proposal

It is proposed that the following provision be added to the Articles of Incorporation:

The Company shall instruct its group companies to have the securities companies within the group to conduct seminars for investors on measures to counter an MBO and other matters.

2.	Reasons for Proposal

When a TOB is launched for the purpose of acquiring all the shares of the company, and the bid is completed, the shares of the company will be delisted one (1) month after a resolution is adopted by a general meeting of shareholders of the company. However, immediately afterward, all the shares will be purchased, and the shareholders will be paid in cash. Therefore, even if a shareholder does not accept a TOB, there is no difficulty in cashing in the shares. However, there are quite a few investors who are not aware of this fact.

In addition, by petitioning the court for a decision on the acquisition price of shares, there is a good chance that the share price will be raised (for example, in the Rex case and the Sunstar case). However, there are many shareholders who are not aware of that petition. Thus, due to the investors’ lack of information, an MBO is, all too often, executed at a low price with ease. There will not be any investors who will buy shares that will be compulsorily purchased when the price goes down.

Therefore, the Company should conduct seminars to ensure that the investors are aware of this, in order to ensure the fairness of the market by not allowing an MBO to be executed with ease at a low price, and to increase the number of market participants. Mitsutaka Yamaguchi, the proposer, is ready to cooperate without compensation. (Blog of a Gyu-kaku shareholder, who is a victim of Advantage (Advantage higaisha Gyu-kaku kabunushi no blog); March 31)

•	Opinion of the Board of Directors of the Company

The Board of Directors of the Company opposes this proposal.

When securities companies, etc., within the group are soliciting sales of/selling investment products, they appropriately provide information regarding the contents of the products, the market environment, regulation trends, etc., according to the investment intentions and the level of experience of the customer, etc. In addition, for those customers who have already purchased investment products, they timely and appropriately provide follow-up services by providing information regarding, among other things, latent profits and losses, market environment and regulatory trends.

37

Moreover, securities companies within the group offer various seminars on, among other things, guides for (i) various products including equities, bonds and investment trusts; (ii) market prospects; (iii) technical analysis; (iv) inheritance; and (v) transactions over the internet. The subject matters and contents of the seminars are flexibly reviewed as necessary based on, among other things, the needs of our customers.

Accordingly, the Board of Directors is of the opinion that it is unnecessary to add the proposed provision to the Articles of Incorporation.

[End of Document]

38

Access to the 11th Ordinary General Meeting of Shareholders Site

Place: Tokyo International Forum (Hall A)

    5-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo

    Telephone: +81-3-5221-9000

The nearest stations:	JR Line	one-minute walk from Yurakucho Station

five-minute walk from Tokyo Station

(The underground concourse of the Tokyo International Forum, B1 level, is directly accessible from Tokyo Station, Keiyo Line, via the underground passageway.)

	Subway	The underground concourse of the Tokyo International Forum, B1 level, is directly accessible from Yurakucho Station, Yurakucho Line, via the underground passageway.

[Map]

Notice: No parking lot is reserved for attendees. We suggest the use of public transportation.

[Translation]

Voting Form

	Shareholder Number	Number of Exercisable Voting Rights
To: Mizuho Financial Group, Inc.		*** units

With respect to each proposal at the 11th Ordinary General Meeting of Shareholders of Mizuho Financial Group, Inc. to be held as of June 25, 2013 (including related meetings due to postponements or adjournments, and, with respect to Proposal 3, the resolution and approval thereof by this ordinary general meeting of shareholders shall also constitute resolution and approval by the general meeting of class shareholders concerning shares of common stock), I hereby exercise my voting rights as set forth in the form below (Approval or disapproval is indicated by circling “Approval” or “Disapproval.”)

June [                    ], 2013

(Notice)

With respect to the Shareholders’ Proposals, the Board of Directors of the Company opposes all of them.

With respect to Proposal 6 and those thereafter, please circle “Approval” if you approve the Shareholders’ Proposal, and please circle “Disapproval” if you approve the opinion of the Board of Directors of the Company.

Company’s Proposals						Shareholders’ Proposals
Proposal 1	Proposal 2	Proposal 3	Proposal 4	(Excluding the candidates stated below)	Proposal 5	Proposal 6	Proposal 7	Proposal 8	Proposal 9	Proposal 10

Approval Disapproval	Approval Disapproval	Approval Disapproval	Approval Disapproval		Approval Disapproval	Approval Disapproval	Approval Disapproval	Approval Disapproval	Approval Disapproval	Approval Disapproval

Shareholders’ Proposals
						Proposal 11	Proposal 12	Proposal 13	Proposal 14

						Approval Disapproval	Approval Disapproval	Approval Disapproval	Approval Disapproval

•

In the event that your approval or disapproval of any proposal is not indicated on the form, company’s proposals shall be deemed to have been approved and shareholders’ proposals shall be deemed to have been disapproved, as the case may be.

Mizuho Financial Group, Inc.

FG – 011

•	If you exercise your voting rights twice, in writing and via the internet, we will only accept the exercise of your voting rights via the internet as effective.

•	If you exercise your voting rights more than once via the internet, we will only accept the last exercise of your voting rights as effective.

NOTICE

1.	If you attend the general meeting of shareholders, please submit this voting form without cutting off this portion to the reception at the entrance to the meeting place.

2.	If you are not able to attend the general meeting of shareholders, we request that you exercise your voting rights in one of the following ways.

(a)	Exercise of voting rights in writing

Please cut off this portion and return the left voting form to us so as to reach us no later than 5:00 p.m. on June 24, 2013 on which your approval or disapproval is indicated.

(b)	Exercise of voting rights by electromagnetic method (using the internet, etc.)

Please access the website indicated below for exercising voting rights and exercise your voting rights via the internet no later than 5:00 p.m. on June 24, 2013 following the directions on the screen.

3.	As to indicating your approval or disapproval of Proposal 4, if you express a different opinion with respect to any of the candidates, please enter the number of the candidate stated in the “Reference Materials for the Ordinary General Meeting of Shareholders” attached to the “Convocation Notice of the 11th Ordinary General Meeting of Shareholders.”

4.	Please clearly indicate your approval or disapproval by circling “Approval” or “Disapproval” under each proposal on the form with a black ball point pen.

Website for exercising voting rights

http://www.it-soukai.com/

Code for exercising voting rights

****************

Password

********

Mizuho Financial Group, Inc.

[Translation]

(Securities Code: 8411)

(Materials Attached to the Notice of Convocation of the 11th Ordinary General Meeting of Shareholders)

Report for the 11th Fiscal Year

(from April 1, 2012 to March 31, 2013)

Mizuho Financial Group, Inc.

Materials Attached to the Notice of Convocation of the 11th Ordinary General Meeting of Shareholders

Business Report for the 11th Fiscal Year	Page

1. Matters Regarding the Current State of Mizuho Financial Group, Inc.

(1) Developments and Results of Operations, etc.	1

(2) Changes in Financial Conditions and Results of Operations (Consolidated Basis and Non-Consolidated Basis)	11

(3) Employees	13

(4) Principal Offices	14

(5) Capital Investment (Consolidated Basis)	16

(6) Principal Subsidiaries	17

(7) Major Borrowings	20

2. Matters Regarding Officers	21

3. Matters Regarding Outside Officers	29

4. Matters Regarding MHFG’s Shares	31

5. Matters Regarding Stock Acquisition Rights, etc. of MHFG	35

6. Matters Regarding Independent Auditor	37

7. Structure to Ensure Appropriate Conduct of Operations	38

Consolidated Financial Statements	41

(Consolidated Balance Sheet (As of March 31, 2013), Consolidated Statement of Income (for the fiscal year ended March 31, 2013) and Consolidated Statement of Changes In Net Assets (for the fiscal year ended March 31, 2013))

Non-Consolidated Financial Statements	45

(Non-Consolidated Balance Sheet (As of March 31, 2013), Non-Consolidated Statement of Income (for the fiscal year ended March 31, 2013) and Non-Consolidated Statement of Changes In Net Assets (for the fiscal year ended March 31, 2013))

Report of Independent Auditors on Consolidated Financial Statements	49

Report of Independent Auditors on Non-Consolidated Financial Statements	51

Audit Report	53

* * * * * *

(Reference)	55

Pursuant to laws and regulations, and the provision of Article 25 of the Articles of Incorporation, the materials listed below are disclosed through postings on the Company’s website (http://www.mizuho-fg.co.jp/english/), and are therefore not included in this report:

(i) Notes to Consolidated Financial Statements (ii) Notes to Non-Consolidated Financial Statements

Accordingly, the Consolidated Financial Statements and the Non-Consolidated Financial Statements included in this report are part of the Consolidated Financial Statements and the Non-Consolidated Financial Statements that were subject to audit by the Independent Auditors for the purpose of the Reports of Independent Auditors, as well as audit by the Corporate Auditors for the purpose of the Audit Report.

(Materials Attached to the Notice of Convocation of the Ordinary General Meeting of Shareholders)

Business Report for the 11th Fiscal Year

(from April 1, 2012 to March 31, 2013)

1. Matters Regarding the Current State of the Mizuho Financial Group, Inc.

(1) Developments and Results of Operations, etc.

Financial and Economic Environment

Reviewing the economic environment over the fiscal year ended March 31, 2013, despite the continuing weakness in the recovery of the global economy and the further slowdown of the economy being felt particularly in Europe and China last summer, there are visible signs of recovery as concerns over the Euro region’s debt problems have been eased to some degree.

In the United States, gradual recovery in the economy continues on the basis of increased consumer spending due to an improvement in employment conditions among other things. On the other hand, while the expiration of the major tax-relief was avoided, the risk of a slackening in the economy remains with the budget sequestration set in motion in March 2013 as part of a large-scale austerity measure known as the “fiscal cliff”. In Europe, the economies of the region are gradually slowing down, with the fiscal problems experienced by certain countries impacting the real economy. Although the concerns in the financial markets have eased to some degree due to measures such as the establishment of the European Stability Mechanism (ESM), the circumstances in which a reduced budget may result in an economic slowdown or political instability are expected to continue, particularly among southern European countries, and it is difficult to predict the effects of the slow down of the European economy on the global economy. In Asia, although the economies of the region as a whole are slowing from the impact of, among other things, the decline in exports to Europe, China is following a course of gradual economic recovery mainly due to increased public investments, and the trend is affecting other Asian countries.

In Japan, although the economy was not showing much improvement with decreased exports and production, among other things, mainly due to the slowdown in overseas economies, there are visible signs of recovery. As for the future direction of the economy, while there are causes for concern, such as the downturn in overseas economies, posing a risk to act as a drag on economic growth, there are prospects for the economy to be back on course for recovery due to the improved export situation following the depreciation of the yen against other currencies and the effects of economic measures and monetary policies, among other things.

Main Businesses of the Group

The group companies of Mizuho Financial Group, Inc. (the “Group”) are composed of Mizuho Financial Group, Inc. (“MHFG”), 145 consolidated subsidiaries and 22 affiliates under the equity method. The Group engages in banking, trust and securities, and other business related to financial services.

Developments and Results of Operations

Entering the final fiscal year of the Transformation Program, which was launched as the Medium-term Management Policy of the Group in May 2010, in the fiscal year ended March 31, 2013, in order to realize the “strengthening of the Group’s competitive advantage,” the “strengthening of the Group’s capital base and improvement of asset efficiency” and the “strengthening of the Group’s front-line business capabilities through improving efficiency and optimization,” the Group has been making steady progress in the three initiatives it has set forth: “Improving Profitability,” “Enhancing the Financial Base” and “Strengthening Front-line Business Capabilities.”

In order to take advantage of the characteristics and competitiveness of being the only Japanese banking group that holds its own bank, trust bank and securities company, the Group has also progressed toward the establishment of the most effective and advanced group management structure. Specifically, the Group launched its substantive one bank structure in April 2012 and has taken actions to realize early synergy benefits ahead of the merger of Mizuho Bank, Ltd. (“MHBK”) and Mizuho Corporate Bank, Ltd. (“MHCB”), which is scheduled for July 2013. In addition, the new Mizuho Securities Co., Ltd. (“MHSC”) was launched through a merger of securities subsidiaries in January 2013 and it has prepared a structure to provide securities functions in a unified manner as the Group’s full-line securities company.

[Business Strategy]

(Global Corporate Group and Global Retail Group)

Under the substantive one bank structure implemented from April 2012, MHBK and MHCB have established a structure across both banks for each segment redefined in a more detailed manner based on customer needs and have ensured the provision of appropriate business solutions responding to the needs of each customer. In addition, the Group has strengthened business promotion activities through cross-organizational development of the financial know-how and industry knowledge of both banks and has simultaneously developed various financial services in a prompt manner through group wide collaboration in response to various customer needs.

For personal customers, MHBK has been making efforts to enhance the offering of products and services that are appropriate for the life stages and life events of each personal customer, and has been especially enhancing businesses related to officers and employees of large corporate customers. At the end of March 2013, over 9.5 million people had signed up for the Mizuho Mileage Club service. As of the end of March 2013, approximately 9.5 million people had signed up for the Mizuho Direct, which makes it possible to take advantage of MHBK’s services and execute transactions through Internet banking and other channels by improving its various services, including services for smartphones. In addition, MHBK has also been making every effort to expand the lineup such as investment trust and insurance products and to strengthen functions for loan consultations to meet the needs of customers. Additionally, MHBK has been making effort to improve customer convenience, by expanding its branches and ATM installations, and actively operating “Planet Booths,” which are joint branches of MHBK and MHSC, as well as gradually introducing the provision of public wireless LAN services in the branches of MHBK, MHCB and Mizuho Trust & Banking Co., Ltd. (“MHTB”).

For corporate customers, MHBK and MHCB have contributed to resolving customers’ management issues and enhancing customers’ corporate value by further improving our performance of business finance functions fundamental to commercial banks as well as by providing optimum products solutions by utilizing the Group’s industry knowledge and collaboration among the banking, trust and securities functions. Strengthening the recognition that the smooth supply of funds is their role in society as financial institutions, MHBK and MHCB have made efforts to strengthen their capabilities to respond quickly to the capital needs of their customers, and have strengthened collaboration with group companies so that they can offer certain solutions for a wide range of management issues, including the business/financial strategies of MHBK’s and MHCB’s customers, such as business matching services (customer referral services), advisory services related to overseas business expansions and support for their customers’ initial public offerings. As for the syndicated loan business in Japan, MHBK and MHCB have made efforts to utilize a wide range of measures, from routine funding to M&A finance, project finance and real estate finance, and have maintained their commanding presence in Japan.

In addition, the Group has increased efforts to further establish closer relationships with business owners and land owners, etc., and has promoted integrated business activities through coordination across the personal banking unit and the corporate units.

With respect to overseas, MHCB has established a sub-branch in Yangon in Myanmar. Mizuho Corporate Bank (China) has established sub-branches in the Heping District of Tianjin and Kunshan in China and has obtained approval to open a branch in Hefei in China. MHCB has obtained approval to establish branches in Bangalore and Chennai in India. MHCB has promoted the further expansion of its network in high-growth regions, mainly in Asia, by acquiring Banco WestLB do Brasil, a Brazilian bank, among other things. MHCB has strengthened its ability to provide various financial services by forming business alliances with, among institusions such as major overseas financial institutions and government-affiliated organizations and through collaboration between the banking and securities businesses.

Taking into account the beginning of the substantive one bank structure within the group, etc., MHSC implemented the “Business Foundation Strengthening Program” in April 2012 in order to establish a framework to improve profitability, further promote collaboration between the banking and trust banking businesses, realize a sophisticated global operation, reduce expenses and enhance risk controls.

A new MHSC was launched, through a merger of MHSC and Mizuho Investors Securities Co., Ltd. (“MHIS”) in January 2013. MHSC has started to implement the “One Securities Company Start Dash Program” and has proceeded to strengthen the growth of top-line earnings, reduce expenses, optimize the allocation of personnel, promptly stabilize operations and review the organizational structure of the new company in order to promptly realize the synergy effects of the merger.

The new MHSC will provide securities functions in a unified manner as the full-line securities company of Mizuho, a comprehensive financial services group, by further strengthening the collaboration among banking, trust banking and securities businesses, enhancing MHSC’s retail business through expansion of its customer base, and rationalizing and streamlining management infrastructure.

(Global Asset & Wealth Management Group)

MHTB has met the diverse needs of customers of the Group by promoting seamless business operations with MHBK and MHCB and utilizing its expertise in the trust business. In addition, MHTB has also strived to open new frontiers in the trust business through the development of new products and other initiatives.

Specially, in the case for example of personal customers, MHTB has provided services such as asset management services, real estate services, will trust services and asset and business inheritance services. In addition, for corporate customers, MHTB has provided optimal solutions by fulfilling our consulting functions as well as our trust functions, such as pension, real estate, asset securitization and stock transfer agency services. Chochiku no Tatsujin (Expert Saver), a type of money trust of MHTB introduced in MHBK, became available at all branches and some sub-branches in August 2012. In addition, MHTB has provided advanced solutions for customers through collaborating with group companies by establishing Trust Lounges, which specialize in consultations and offer unique trust services, including asset inheritance and other real estate services, and by deploying joint branches with MHBK and MHSC. Furthermore, MHTB’s overseas subsidiary in Luxembourg in collaboration with MHSC’s overseas subsidiary in the U.K. reorganized the custody business and securities lending business in Europe and unified the functions within the Group.

While developing the foregoing business strategy, the Group has been constantly aware of its social responsibilities and the importance of its public mission as a financial institution with respect to the facilitation of financing and made efforts to facilitate financing uniformly through the group companies in compliance with the purpose of the “Policy Package for Management Support for Small and Medium-size Enterprises (SMEs) based on the final extension of the SME Financing Facilitation Act” published by, the Cabinet Office, the Financial Services Agency and the Small and Medium Enterprise Agency of Japan in April 2012.

Additionally, the Group has continuously endeavored to establish a solid internal control system as well as to promote CSR (corporate social responsibility).

With regard to its internal control system, the Group established its internal controls in accordance with the Financial Instruments and Exchange Law. Moreover, as a New York Stock Exchange listed company, it established its financial disclosure system under U.S. GAAP and internal controls in accordance with the U.S. Sarbanes-Oxley Act. The Group has promoted customer protection by continuing to take concrete measures for customers who enter foreign exchange-related derivatives transactions with the Group.

With respect to CSR activities, the Group has continued to provide active support for financial education by sponsoring courses and lectures at universities and by conducting joint studies on financial education with Tokyo Gakugei University. The Group has also made commitments to environmental activities and MHCB has engaged in various environmental initiatives, such as providing support for infrastructure improvements that are focused on the renewable energy industry; the establishment of the first project finance structured for a large scale solar power generation project (Mega-Solar Power Project) in Japan is one example. Based on a survey by CDP*, the Company was selected for listing in the Carbon Performance Leader Index (CPLI) for its environmental business and initiatives for reducing environmental burden, as one of the 33 top global companies and one of the 5 top Japanese companies that has demonstrated a strong approach to climate change. Moreover, the Group has continuously exerted its utmost efforts to support the recovery of the lives of disaster victims as well as industries and the economy in the disaster areas affected by the Great Eastern Japan Earthquake, and to support regional reconstruction, focusing on the disaster areas.

*	The Carbon Disclosure Project (CDP) is an international, not-for-profit organization providing the only global system for companies and cities to measure, disclose, manage and share vital environmental information.

[Results of Operations for fiscal 2012]

Consolidated net business profits increased on a year-on-year basis, partially due to reduction in expenses and an increase in profits of MHSC, as well as an increase in income from Customer Groups generated from overseas business, particularly in Asia and an increase in income from the Trading segment derived from flexible and timely operations properly interpreting market trends.

MHSC recorded a consolidated net profit of JPY 28.6 billion and returned to the black, which was partially due to an increase of Net Operating Revenues caused by improvement in the market condition. Net losses related to stocks were recorded due to the impairment losses reflecting a decline in stock prices, and credit-related costs worsened on a year-on-year basis as a consequence of our conservative estimation of future prospects as a whole, among other things. As a result, the Group recorded the following consolidated figures (145 consolidated subsidiaries and 22 affiliates under the equity method) for fiscal 2012: Net Business Profits of JPY 912.1 billion; and Net Income of JPY 560.5 billion.

Results of operations (non-consolidated) for the major subsidiaries were as follows:

	(JPY billion)
Company Name	Ordinary Income (Operating Income)	Ordinary Profits	Net Income
Consolidated Results of MHFG	2,913.0	750.3	560.5
MHBK	1,107.0	275.1	234.5
MHCB	1,160.3	259.6	250.8
MHTB	170.0	34.8	25.8
MHSC	221.1	39.0	31.3

Regarding financial condition, the Group’s consolidated total capital ratio (under Basel III standard) as of March 31, 2013 was maintained at the sufficient level of 14.18%. The non-performing loan ratio (MHBK, MHCB, and MHTB combined) was 1.71%.

The Group has been implementing “disciplined capital management,” by pursuing the optimal balance between “strengthening of stable capital base” and “steady returns to shareholders”.

Based on the policy mentioned above, in consideration of our consolidated financial results, MHFG proposes to make cash dividend payments of JPY 3 per share of common stock at the end of the fiscal year ended March 31, 2013 as previously announced (the annual cash dividends including interim dividends amount to JPY 6 per share for this fiscal year). MHFG proposes making dividend payments on Preferred Stock as prescribed.

[Issues to be Addressed by the Group]

The Group started a new medium-term business plan for the three years from fiscal year 2013. This proactive business plan has been named the “One MIZUHO New Frontier Plan — Stepping up to the Next Challenge -,” and it aims to launch the new Mizuho toward the “new frontier” of the next generation of finance, in response to structural and regulatory changes in the economy and society both in Japan and overseas. As part of this plan, the Group has developed five basic policies reflecting Mizuho’s vision for the Group’s future, the necessary elements for the new frontier of finance, and the Group’s future direction based on an analysis of Mizuho’s current situation, and also, adding more detail to these five basic policies, we have developed ten basic strategies in terms of business strategy and management foundations as follows:

[Mizuho’s Vision]

The most trusted financial services group with a global presence and a broad customer base, contributing to the prosperity of the world, Asia, and Japan.

1.	The most trusted financial services group

2.	The best financial services provider

3.	The most cohesive financial services group

[Five Basic Policies]

1.	Further develop integrated strategies across the group for each customer segment to respond to the diverse needs of our customers.

2.	Contribute to sustainable development of the world and Japan by proactively responding to change.

3.	Mizuho Means Asia: accelerate globalization.

4.	Build strong financial and management foundations to support the essence of Mizuho.

5.	Form strong corporate governance and culture in the spirit of One MIZUHO.

[Ten Basic Strategies]

[Business Strategy]

1.	Strengthen integrated financial services by unifying banking, trust banking and securities functions to respond to finely delineated corporate and personal banking segments

2.	Perform consulting functions taking advantage of our industry and business knowledge and forward-looking perspective.

3.	Support formation of personal financial assets in Japan and invigorate their investment.

4.	Strengthen proactive risk-taking functions for growth industries and corporations.

5.	Strengthen and expand Asia-related business in Japan and on a global basis.

6.	Cultivate multi-level transactions by capturing the accelerating global capital and trade flows.

[Business Management, Management Foundations, etc.]

7.	Strengthen stable financial foundations based on abundant liquidity and appropriate capital levels.

8.	Establish the optimal management foundations (human resources and business infrastructure) to support business strategy.

9.	Further strengthen proactive governance and risk management.

10.	Embed the new Mizuho corporate identity toward forming a common culture throughout the group and take actions toward being the best financial services provider.

In addition, in April 2013, the Group turned MHSC, which had been a consolidated subsidiary of MHFG, into a directly-held subsidiary of MHFG, and moved to a new group capital structure which places banking, trust banking, securities and other major group companies under the direct control of the holding company. The merger between MHBK and MHCB is scheduled for July 2013, on the condition that, among other things, permission is obtained from the relevant authorities in Japan. This will lead to a move to a single bank and single securities structure.

Further, from April 2013, for the purpose of promoting timely and unified group strategic planning under the strong governance of the holding company, in addition to the strengthening of group governance, the Group moved to a new group operational structure. Specifically, the executive officers in charge of corporate planning and management at the holding company have been serving in five-way concurrent positions at MHFG, MHBK, MHCB, MHTB and MHSC, and also, we have clarified their positioning as the group chief officers. In addition, the holding company established ten business units and head-office coordination divisions to determine strategies and initiatives across the group-wide banking, trust banking, securities and other business areas, based on the ten business units across MHBK and MHCB under the substantive one bank structure.

We also established at the holding company five group strategy conferences concerning the strategies for retail (personal), wholesale (corporate), international (overseas), asset management, and markets, as forums to comprehensively deliberate on important matters in terms of group business strategy among units. With the establishment of these strategy conferences, the existing three global groups were abolished.

Group Structure of Mizuho

With the fixing of these structures, the Group will continue to build the most effective and advanced group management structure. The Group will also continue to consider the possibility of consolidation that includes MHTB, with the new Mizuho Bank, Ltd., after the merger between MHBK and MHCB.

New Group Operational Structure of Mizhou

[Business Strategy]

Based on the ten basic strategies under the new medium-term business plan, the Group will strengthen integrated financial services by unifying banking, trust banking and securities functions to respond to finely delineated corporate and personal segments.

With respect to business with personal customers, the Group will provide a wide range of financial products ranging from loans to investments responding to personal customers’ life cycles and aspirations. The Group will also make an effort to build advanced yet simple, convenient and optimal next-generation retail services and to provide customers with easy to understand financial services. In addition, for business owners, etc., the Group will provide business as well as asset management services for both of their corporate and personal needs.

With respect to business with corporate customers, the Group will provide advice on customers’ management issues such as business strategy and capital structure as well as group-wide appropriate financial solutions that cross over each of the product lines of the Group. In addition, while making proposals based on global industry knowledge and funding for growth, the Group will also focus on supporting customers’ overseas expansion. Moreover, the Group will cooperate with customers among regional financial institutions as their “area partner” with an aim to invigorate the regions.

With respect to overseas business, the Group will seamlessly develop a wide range of sophisticated financial services based in Asia and Japan. The Group will also seek to build medium to long-term relationships with customers, not merely those developed through loan transactions, but also those backed by the Group’s industry knowledge and ability to provide products. In addition, the Group will strengthen the overseas transaction business so as to be capable to respond to the accelerating global capital and trade flows and devote itself to providing distinctive settlement services especially in Asia.

With respect to asset management business, the Group will provide customers with optimum asset portfolios to meet their needs as well as innovative products supported by advanced financial knowledge and high-level financial technology.

With respect to markets business, the Group will make efforts to strengthen its capability to respond to customer needs by developing global sales and trading activities across group-wide banking, trust banking and securities functions.

[Business Management, Management Foundations, etc.]

The Group will also strengthen its business management, management foundations, etc. based on the ten basic strategies under the new medium-term business plan.

While making efforts to strengthen stable financial foundations based on abundant liquidity and appropriate capital levels, with respect to capital management, the Group will continue to pursue a disciplined capital policy by appropriately balancing stable capital enhancement and steady returns to shareholders. Under the new capital regulations, including the framework to identify global systemically important financial institutions (G-SIFIs), the Group believes it will be able to sufficiently meet the new capital regulations mainly by accumulating retained earnings and improving asset efficiency through its various initiatives to be implemented under the new medium-term business plan.

In its establishment of the optimal management foundations to support its business strategy, the Group aims to allocate and develop human resources on a group-wide basis and optimize business operations, and the Group will also strive to secure stable and accurate system operations as well as to establish a solid system infrastructure.

In addition, the Group will endeavor to establish a strong group governance structure and, in response to global business development and collaboration among the banking, trust and securities functions, enhance risk management and compliance management systems.

Furthermore, as a part of its initiatives to create a common culture throughout the Group, the Group has established the new Mizuho corporate identity. The Group has also reviewed its brand strategy from the perspective of building the optimal brand for the new Mizuho and established a new brand slogan, “One MIZUHO: Building the future with you.”

The Group will make an effort to have the new Mizuho corporate identity embedded into the Group. Additionally, the Group will share with management and employees of the Group the determination represented by the brand slogan. In the spirit of One MIZUHO, the Group strongly recognizes its social responsibility and the importance of its identity as Mizuho. By making steady progress in pursuing the new group strategy, the Group will further promote its corporate values. Our shareholders’ continuing support would be greatly appreciated.

(2) Changes in Financial Conditions and Results of Operations (Consolidated Basis and Non-consolidated Basis)

a. Changes in Financial Conditions and Results of Operations (Consolidated Basis)

	(JPY billion)
	FY 2009 (For the fiscal year ended March 31, 2010)	FY 2010 (For the fiscal year ended March 31, 2011)	FY 2011 (For the fiscal year ended March 31, 2012)	FY 2012 (For the fiscal year ended March 31, 2013)
Ordinary Income	2,817.6	2,716.7	2,715.6	2,913.0
Ordinary Profits	327.1	588.4	648.5	750.3
Net Income	239.4	413.2	484.5	560.5
Comprehensive Income	1,084.4	266.6	627.5	1,270.8
Total Net Assets	5,837.0	6,623.9	6,869.2	7,736.2
Total Assets	156,253.5	160,812.0	165,360.5	177,411.0

(Note)

Fractions are rounded down.

b. Changes in Financial Conditions and Results of Operations (Non-consolidated Basis)

	(JPY billion)
	FY 2009 (For the fiscal year ended March 31, 2010)		FY 2010 (For the fiscal year ended March 31, 2011)	FY 2011 (For the fiscal year ended March 31, 2012)	FY 2012 (For the fiscal year ended March 31, 2013)
Operating Income	33.7		46.4	37.7	262.1
Cash Dividends Received	3.8		16.5	7.9	233.0
Cash Dividends Received from Majority-owned Banking Subsidiaries	0.2		13.5	5.7	231.3
Cash Dividends Received from Other Subsidiaries and Affiliates	3.6		3.0	2.1	1.7

Net Income	(JPY million 3,379)		(JPY million 18,511)	(JPY million 10,217)	(JPY million 241,337)
Net Income (Loss) per Share of Common Stock	(JPY (0.54	) )	(JPY 0.46)	(JPY 0.06)	(JPY 9.69)
Total Assets	5,225.9		6,035.1	6,128.4	6,202.1
Investments in Majority-owned Banking Subsidiaries	5,121.2		5,872.8	5,968.6	5,968.6
Investments in Other Subsidiaries and Affiliates	65.9		65.9	65.9	54.7

(Notes)

1. Fractions are rounded down.

2. Net Income (Loss) per Share of Common Stock was computed based upon the following formula:

Net Income (Loss) per Share of Common Stock	=	Net Income recognized in the statement of income	–	Amount not attributable to Common Stock (Cash Dividends on Preferred Stock, and others)
		Average number of shares of Common Stock issued	–	Average number of shares of Treasury Common Stock

(3) Employees

	March 31, 2013				March 31, 2012
	Global Corporate Group	Global Retail Group	Global Asset & Wealth Management Group	Other	Global Corporate Group	Global Retail Group	Global Asset & Wealth Management Group	Other
Number of Employees	20,117	24,109	5,447	5,819	18,020	27,353	5,466	5,270

(Notes)

1. The Number of Employees is the number of persons engaged in MHFG and its consolidated subsidiaries.

2. The Number of Employees includes overseas local staff and does not include temporary employees.

3. The sum of the Number of Employees was 55,492 as of March 31, 2013, and 56,109 as of March 31, 2012.

(Reference)

The following sets forth information regarding the employees of each of MHBK, MHCB and MHTB, which are the core companies of the Group that operate the banking business, as well as MHFG (collectively, the “Four Companies”):

	March 31, 2013	March 31, 2012
Number of Employees	30,742	31,383
Average Age	37 years, 6 months	37 years, 2 months
Average Years of Employment	14 years, 2 months	13 years, 10 months
Average Monthly Salary	JPY 442 thousand	JPY 447 thousand

(Notes)

1. The Number of Employees is the number of persons engaged in the Four Companies.

2. The Number of Employees is the aggregate total of employees of the Four Companies. The Average Age, Average Years of Employment and Average Monthly Salary are the collective averages for the Four Companies.

3. The Number of Employees does not include temporary employees.

4. The calculations of Average Age, Average Years of Employment and Average Monthly Salary do not take into account seconded employees and overseas local staff. Fractions are rounded down.

5. The Average Monthly Salary is the average salary for the month of March, tax inclusive, and does not include bonuses.

(4) Principal Offices

a.	Bank Holding Company

MHFG: Head Office

b.	Banking Business

Global Corporate Group

MHCB

Region	Number of Offices		Principal Offices
	March 31, 2013	March 31, 2012
Kanto, Koshinetsu	31	31	Head Office, etc.
Hokkaido, Tohoku	2	2	Sapporo Corporate Banking Division, Sendai Corporate Banking Division.
Hokuriku, Tokai, Kinki	6	6	Osaka Corporate Banking Division, Nagoya Corporate Banking Division, etc.
Chugoku, Shikoku, Kyushu	3	3	Fukuoka Corporate Banking Division, etc.
Domestic Total	42	42
The Americas	10	10	New York Branch, etc.
Europe and the Middle East	6	7	London Branch, etc.
Asia and Oceania	17	16	Hong Kong Branch, Singapore Branch, etc.
Overseas Total	33	33
Total	75	75

(Notes)

1. Offices include sub branches, and branches and offices for remittance purposes only.

2. In addition to the above, 6 representative offices overseas (6 as of March 31, 2012) were in operation as of March 31, 2013.

Global Retail Group

MHBK

Region	Number of Offices		Principal Offices
	March 31, 2013	March 31, 2012
Kanto, Koshinetsu	344	342	Tokyo Main Office, etc.
Hokkaido, Tohoku	14	14	Sapporo Branch, Sendai Branch, etc.
Hokuriku, Tokai, Kinki	78	77	Osaka Branch, Nagoya Branch, etc.
Chugoku, Shikoku	14	14	Hiroshima Branch, Takamatsu Branch, etc.
Kyushu, Okinawa	12	12	Fukuoka Branch, etc.
Total	462	459

(Notes)

1. Offices include sub branches, branches and offices for remittance purposes only, branches offering account transfer services only, ATM management branches (branches and offices to maintain shared ATMs only), pension plan advisory offices (pension plan advisory only offices) and internet branches.

2. In addition to the above, 141 agencies (94 as of March 31, 2012) and 40,219 non-branch ATMs (37,096 as of March 31, 2012) were in operation as of March 31, 2013.

3. In addition to the above, 3 sub branches (3 as of March 31, 2012) at Narita Airport, 2 sub branches (2 as of March 31, 2012) at Kansai International Airport, 3 sub branches (3 as of March 31, 2012) at Haneda Airport, mainly for foreign currency exchange, and 4 non-branch automated foreign currency exchange machines (4 as of March 31, 2012) at Narita Airport, were in operation as of March 31, 2013.

The sub branch operated mainly for foreign currency exchange at the Hankyu Sanbangai (Hankyu 3rd Avenue) (1 as of March 31, 2012) was closed.

Global Asset & Wealth Management Group

MHTB

Region	Number of Offices		Principal Offices
	March 31, 2013	March 31, 2012
Kanto, Koshinetsu	35	34	Head Office, Yokohama Branch, etc.
Hokkaido, Tohoku	2	2	Sapporo Branch, Sendai Branch.
Hokuriku, Tokai, Kinki	9	8	Osaka Branch, Nagoya Branch, etc.
Chugoku, Shikoku	3	3	Hiroshima Branch, Okayama Branch, etc.
Kyushu	3	3	Fukuoka Branch, etc.
Total	52	50

(Notes)

1. Offices include sub branches.

2. In addition to the above, 53 trust agencies (54 as of March 31, 2012) were in operation as of March 31, 2013.

c.	Securities Business and Other

Global Corporate Group

MHSC

Region	Number of Offices		Principal Offices
	March 31, 2013	March 31, 2012
Kanto, Koshinetsu	61	64	Head Office, Shinjuku Branch, etc.
Hokkaido, Tohoku	8	8	Sapporo Branch, Sendai Branch, etc.
Hokuriku, Tokai, Kinki	51	56	Osaka Branch, Nagoya Branch, etc.
Chugoku, Shikoku	16	17	Hiroshima Branch, Takamatsu Branch, etc.
Kyushu	12	12	Fukuoka Branch, Kumamoto Branch etc.
Total	148	157

(Notes)

1. MHSC merged with MHIS as of January 4, 2013. The number of offices as of March 31, 2012 includes numbers of MHIS’s offices.

2. In addition to the above, 2 representative offices overseas (2 as of March 31, 2012) were in operation as of March 31, 2013.

3. In addition to the above, 167 Planet Booths (164 as of March 31, 2012) were in operation in the branch lobbies of MHBK for securities investment consultations as of March 31, 2013.

Other

Mizuho Information & Research Institute, Inc.: Head Office, etc.

(5) Capital Investment (Consolidated Basis)

	(JPY million)
	Global Corporate Group	Global Retail Group	Global Asset & Wealth Management Group	Other
Total Amount of Capital Investment	19,274	30,268	2,122	3,407

(Note)

Fractions are rounded down.

(6) Principal Subsidiaries

Company Name	Location	Main Business	Date of Establishment	Capital (JPY million)	Percentage of Voting Rights of MHFG (%)	Amount of Dividend Paid to MHFG (JPY million)
Mizuho Bank, Ltd.	Chiyoda-ku, Tokyo	Banking	June 7, 1897	700,000	100.00	90,806
Mizuho Corporate Bank, Ltd.	Chiyoda-ku, Tokyo	Banking	May 7, 1923	1,404,065	100.00	140,438
Mizuho Trust & Banking Co., Ltd.	Chuo-ku, Tokyo	Trust banking, banking	May 9, 1925	247,369	100.00	—
Mizuho Securities Co., Ltd.	Chiyoda-ku, Tokyo	Securities	July 16, 1917	125,167	95.80 (95.80)	—
Trust & Custody Services Bank, Ltd.	Chuo-ku, Tokyo	Trust banking, banking	January 22, 2001	50,000	54.00	56
Mizuho Asset Management Co., Ltd.	Minato-ku, Tokyo	Investment trust management, investment advisory	May 26, 1964	2,045	98.70	315
DIAM Co., Ltd.	Chiyoda-ku, Tokyo	Investment trust management, investment advisory	July 1, 1985	2,000	50.00	1,356
Mizuho Research Institute Ltd.	Chiyoda-ku, Tokyo	Think tank consulting	December 2, 1967	900	98.60	83
Mizuho Information & Research Institute, Inc.	Chiyoda-ku, Tokyo	Information processing	May 11, 1970	1,627	91.50	—
Mizuho Financial Strategy Co., Ltd.	Chiyoda-ku, Tokyo	Consulting	September 29, 2000	10	100.00	—
Mizuho Private Wealth Management Co., Ltd.	Chiyoda-ku, Tokyo	Consulting	October 3, 2005	500	100.00	—
Orient Corporation	Chiyoda-ku, Tokyo	Consumer finance services	March 15, 1951	150,006	24.68 (24.68)	—
Mizuho Credit Guarantee Co., Ltd.	Chiyoda-ku, Tokyo	Credit guarantee	November 29, 1974	13,281	100.00 (100.00)	—

Company Name	Location	Main Business	Date of Establishment	Capital (JPY million)		Percentage of Voting Rights of MHFG (%)	Amount of Dividend Paid to MHFG (JPY million)
Defined Contribution Plan Services Co., Ltd.	Chuo-ku, Tokyo	Defined contribution pension related business	September 11, 2000	2,000		60.00 (60.00)	—
Mizuho Factors, Limited	Chiyoda-ku, Tokyo	Factoring	April 1, 1977	1,000		100.00 (100.00)	—
Mizuho Capital Co., Ltd.	Chiyoda-ku, Tokyo	Venture capital	July 27, 1983	902		49.99 (49.99)	—
UC Card Co., Ltd.	Chiyoda-ku, Tokyo	Credit cards	October 1, 2005	500		38.99 (38.99)	—
Mizuho International plc	London, U.K.	Securities, banking	March 14, 1975	399,809 (GBP 2,795 million	)	100.00 (100.00)	—
Joint Stock Commercial Bank for Foreign Trade of Vietnam	Hanoi, Vietnam	Banking	June 2, 2008	104,283 (VND 23,174,170 million	)	15.00 (15.00)	—
Mizuho Corporate Bank (China), Ltd.	Shanghai, PRC	Banking	June 1, 2007	98,410 (CNY 6,500 million	)	100.00 (100.00)	—
Mizuho Corporate Bank Nederland N.V.	Amsterdam, The Netherlands	Banking, securities	March 1, 1974	17,107 (EUR 141 million	)	100.00 (100.00)	—
Mizuho Securities USA Inc.	New York, N.Y., U.S.A.	Securities	August 16, 1976	15,658 (USD 166 million	)	100.00 (100.00)	—
PT. Bank Mizuho Indonesia	Jakarta, Indonesia	Banking	July 8, 1989	12,838 (IDR 1,323,574 million	)	98.99 (98.99)	—
Mizuho Trust & Banking (Luxembourg) S.A.	Munsbach, Luxembourg	Trust banking, banking	March 21, 1989	9,868 (USD 105 million	)	100.00 (100.00)	—
Mizuho Corporate Bank (USA)	New York, N.Y., U.S.A.	Banking	November 29, 1974	9,255 (USD 98 million	)	100.00 (100.00)	—

Company Name	Location	Main Business	Date of Establishment	Capital (JPY million)		Percentage of Voting Rights of MHFG (%)	Amount of Dividend Paid to MHFG (JPY million)
Mizuho Bank (Switzerland) Ltd	Zurich, Switzerland	Banking, trust banking	October 20, 1976	5,268 (CHF 53 million	)	100.00 (100.00)	—
Mizuho Trust & Banking Co. (USA)	New York, N.Y., U.S.A.	Trust banking, banking	October 19, 1987	3,087 (USD 32 million	)	100.00 (100.00)	—
Mizuho Capital Markets Corporation	New York, N.Y., U.S.A.	Derivatives	January 27, 1989	0 (USD 3 thousand	)	100.00 (100.00)	—

(Notes)

1. Amounts less than JPY one million (and units shown for other currencies) are rounded down.

2. The JPY equivalent of Capital is calculated using the foreign exchange rate as of the account closing date.

3. The Percentage of Voting Rights of MHFG is rounded down to the nearest second decimal place.

4. Figures in parentheses (    ) in the Percentages of Voting Rights of MHFG column are those of voting rights held indirectly.

5. Mizuho Investors Securities Co., Ltd., which had been previously listed as a principal subsidiary, merged with Mizuho Securities Co., Ltd. as of January 4, 2013.

6. Mizuho Securities Co., Ltd. was turned into a directly–held subsidiary of MHFG, by Mizuho Bank, Ltd. and Mizuho Corporate Bank, Ltd., each a wholly–owned subsidiary of MHFG, distributing as a dividend in kind to MHFG all of the shares of Mizuho Securities Co., Ltd. that were held by each of Mizuho Bank, Ltd. and Mizuho Corporate Bank, Ltd. as of April 1, 2013.

(7) Major Borrowings

Creditors	Balance of Borrowings (JPY million)	Number of Shares of MHFG and Percentage of Voting Rights Held by Creditors
		Number of Shares Held (shares)	Percentage of Voting Rights (%)
Mizuho Bank, Ltd.	600,000	—	—
Mizuho Corporate Bank, Ltd.	46,995	—	—
Total	646,995	—	—

2. Matters Regarding Officers

(1) Officers

(As of March 31, 2013)

Name	Title and Assignment	Major Concurrent Office	Other
Takashi Tsukamoto	Chairman	President & CEO of Mizuho Bank, Ltd.

Yasuhiro Sato	President & CEO (Representative Director)	President & CEO of Mizuho Corporate Bank, Ltd. Director of Mizuho Bank, Ltd.

Junichi Nishizawa	Deputy President (Representative Director)	Managing Executive Officer of Mizuho Bank, Ltd. Managing Executive Officer of Mizuho Corporate Bank, Ltd. Managing Executive Officer of Mizuho Trust & Banking Co., Ltd.

Masaaki Kono	Managing Director	Managing Executive Officer of Mizuho Bank, Ltd. Managing Executive Officer of Mizuho Corporate Bank, Ltd. Managing Executive Officer of Mizuho Trust & Banking Co., Ltd.

Hideyuki Takahashi	Managing Director

Managing Executive Officer of Mizuho Bank, Ltd.

Managing Executive Officer of Mizuho Corporate Bank, Ltd.

Managing Executive Officer of Mizuho Trust & Banking Co., Ltd.

President & CEO of Mizuho Financial Strategy Co., Ltd.

Daisaku Abe	Managing Director	Managing Executive Officer of Mizuho Bank, Ltd. Managing Executive Officer of Mizuho Corporate Bank, Ltd. Managing Executive Officer of Mizuho Trust & Banking Co., Ltd.

Name	Title and Assignment	Major Concurrent Office	Other
Akihiko Nomiyama	Director (outside officer)	Honorary Executive Consultant of JX Holdings, Inc.

Mitsuo Ohashi	Director (outside officer)	Senior Advisor of Showa Denko K.K.

Kanemitsu Anraku	Director (outside officer)

Yoshinobu Shigeji	Corporate Auditor (full-time)	Corporate Auditor of Mizuho Bank, Ltd. Outside Corporate Auditor of Mizuho Securities Co., Ltd.

Toshinari Iyoda	Corporate Auditor (full-time)	Corporate Auditor of Mizuho Corporate Bank, Ltd.

Masahiro Seki	Corporate Auditor (outside officer)	Seki Konin Kaikeishi Jimusho (Seki Certified Public Accountants)	Certified Public Accountant

Masami Ishizaka	Corporate Auditor (outside officer)	Chairman of Okura Zaimu Kyokai

Isao Imai	Corporate Auditor (outside officer)	Attorney at Law Outside Corporate Auditor of Mizuho Bank, Ltd. Outside Corporate Auditor of Mizuho Corporate Bank, Ltd.

(Notes)

1. Messrs. Mitsuaki Tsuchiya and Takeo Nakano resigned from their positions as directors on June 26, 2012.

2. Mr. Yasuhiro Sato resigned from his position as a Chairman of the Japanese Bankers Association on March 31, 2013.

3. Messrs. Akihiko Nomiyama, Mitsuo Ohashi and Kanemitsu Anraku are “outside directors” as provided for in Article 2, Item 15 of the Company Law.

4. Messrs. Masahiro Seki, Masami Ishizaka and Isao Imai are “outside corporate auditors” as provided for in Article 2, Item 16 of the Company Law.

5. Messrs. Akihiko Nomiyama and Kanemitsu Anraku, who are “outside directors,” and Messrs. Masahiro Seki, Masami Ishizaka and Isao Imai, who are “outside corporate auditors,” are “independent directors/auditors” required by the Tokyo Stock Exchange, Inc. and the Osaka Securities Exchange Co., Ltd., as the case may be.

6. MHFG uses the executive officer system. The executive officers are as follows:

(As of March 31, 2013)

Title	Name	Areas of Oversight
CEO	Yasuhiro Sato	Overall management of the execution of MHFG’s business

Deputy President - Executive Officer	Junichi Nishizawa	Assistance in the overall management of the execution of MHFG’s business / Head of Human Resources Group and Head of Internal Audit Group/Chief Human Resources Officer and Chief Auditor

Managing Executive Officer	Masaaki Kono	Head of Strategic Planning Group / Chief Strategy Officer

Managing Executive Officer	Hideyuki Takahashi	Head of Financial Control & Accounting Group / Chief Financial Officer

Managing Executive Officer	Daisaku Abe	Head of IT & Systems Group and Head of Operations Group / Chief Information Officer and Chief Operations Officer

Managing Executive Officer	Yasunori Tsujita	In charge of Strategic Planning Group

Managing Executive Officer	Masakane Koike	Head of Risk Management Group and Head of Compliance Group / Chief Risk Officer and Chief Compliance Officer

Executive Officer	Kazunori Hashimoto	General Manager of Group Human Resources Division

Executive Officer	Tatsufumi Sakai	General Manager of Group Planning Division

Executive Officer	Tetsuo Iimori	General Manager of Corporate Planning Division

Executive Officer	Mitsuo Ootani	General Manager of Compliance Division

Executive Officer	Ryusuke Aya	General Manager of Risk Management Division

Executive Officer	Junichi Shinbo	General Manager of Portfolio Management Division

Executive Officer	Haruki Nakamura	General Manager of IT & Systems Planning Division

Executive Officer	Koji Fujiwara	General Manager of Investor Relations Division

Executive Officer	Ryousuke Joukou	General Manager of Executive Secretariat

(Reference)

The members of the Officers as of April 1 are as follows:

(As of April 1, 2013)

Name	Title and Assignment	Major Concurrent Office	Other
Takashi Tsukamoto	Chairman	President & CEO of Mizuho Bank, Ltd. Director of Mizuho Corporate Bank, Ltd.

Yasuhiro Sato	President & CEO (Representative Director)	President & CEO of Mizuho Corporate Bank, Ltd. Director of Mizuho Bank, Ltd.

Name	Title and Assignment	Major Concurrent Office	Other
Hideyuki Takahashi	Deputy President

Deputy President - Executive Officer of Mizuho Bank, Ltd.

Deputy President - Executive Officer of Mizuho Corporate Bank, Ltd.

Managing Executive Officer of Mizuho Trust & Banking Co., Ltd.

Managing Executive Officer of Mizuho Securities Co., Ltd.

President & CEO of Mizuho Financial Strategy Co., Ltd.

Daisaku Abe	Deputy President

Deputy President - Executive Officer of Mizuho Bank, Ltd.

Deputy President - Executive Officer of Mizuho Corporate Bank, Ltd.

Managing Executive Officer of Mizuho Trust & Banking Co., Ltd.

Managing Executive Officer of Mizuho Securities Co., Ltd.

Junichi Nishizawa	Director	President & CEO of Mizuho Information & Research Institute, Inc.

Masaaki Kono	Director	Deputy President of Mizuho Bank, Ltd. Deputy President - Executive Officer of Mizuho Corporate Bank, Ltd.

Akihiko Nomiyama	Director (outside officer)	Honorary Executive Consultant of JX Holdings, Inc.

Mitsuo Ohashi	Director (outside officer)	Senior Advisor of Showa Denko K.K.

Kanemitsu Anraku	Director (outside officer)

Name	Title and Assignment	Major Concurrent Office	Other
Yoshinobu Shigeji	Corporate Auditor (full-time)	Corporate Auditor of Mizuho Bank, Ltd.

Toshinari Iyoda	Corporate Auditor (full-time)

Masahiro Seki	Corporate Auditor (outside officer)	Seki Konin Kaikeishi Jimusho (Seki Certified Public Accountants)	Certified Public Accountant

Masami Ishizaka	Corporate Auditor (outside officer)	Chairman of Okura Zaimu Kyokai

Isao Imai	Corporate Auditor (outside officer)	Attorney at Law Outside Corporate Auditor of Mizuho Bank, Ltd. Outside Corporate Auditor of Mizuho Corporate Bank, Ltd.

(Notes)

1. Messrs. Akihiko Nomiyama, Mitsuo Ohashi and Kanemitsu Anraku are “outside directors” as provided for in Article 2, Item 15 of the Company Law.

2. Messrs. Masahiro Seki, Masami Ishizaka and Isao Imai are “outside corporate auditors” as provided for in Article 2, Item 16 of the Company Law.

3. Messrs. Akihiko Nomiyama and Kanemitsu Anraku, who are “outside directors,” and Messrs. Masahiro Seki, Masami Ishizaka and Isao Imai, who are “outside corporate auditors,” are “independent directors/auditors” required by the Tokyo Stock Exchange, Inc. and the Osaka Securities Exchange Co., Ltd., as the case may be.

4. The Executive Officers as of April 1 are as follows:

(As of April 1, 2013)

Title	Name	Areas of Oversight
CEO	Yasuhiro Sato	Overall management of the execution of MHFG’s business / Group CEO

Deputy President - Executive Officer	Toshitsugu Okabe	Assistance in the overall management of the execution of MHFG’s business / Deputy President (Personal Banking Unit and Retail Banking Unit)

Deputy President - Executive Officer	Yasuhiko Imaizumi	Assistance in the overall management of the execution of MHFG’s business / Deputy President (Corporate Banking Unit (Large Corporations), Corporate Banking Unit and Financial Institutions & Public Sector Business Unit)

Deputy President - Executive Officer	Nobuhide Hayashi	Assistance in the overall management of the execution of MHFG’s business / Deputy President (International Banking Unit)

Deputy President - Executive Officer	Hideyuki Takahashi	Assistance in the overall management of the execution of MHFG’s business / Head of Financial Control & Accounting Group / Group CFO

Title	Name	Areas of Oversight
Deputy President - Executive Officer	Daisaku Abe	Assistance in the overall management of the execution of MHFG’s business / Head of IT & Systems Group / Head of Operations Group / Group CIO and Group COO

Deputy President - Executive Officer	Yasunori Tsujita	Assistance in the overall management of the execution of MHFG’s business / Head of Human Resources Group / Head of Internal Audit Group / Group CHRO and Group CA

Managing Executive Officer	Yasumasa Nishi	Head of Markets Unit

Managing Executive Officer	Tadashi Kanki	Head of Strategic Planning Group / Group CSO

Managing Executive Officer	Masayuki Yonetani	Head of Corporate Banking Unit

Managing Executive Officer	Nobuyuki Fujii	Head of Corporate Banking Unit (Large Corporations)

Managing Executive Officer	Masayuki Hoshi	Head of Financial Institutions & Public Sector Business Unit / Head of Transaction Banking Unit

Managing Executive Officer	Tetsuhiko Saito	Head of Personal Banking Unit

Managing Executive Officer	Masakane Koike	Head of Risk Management Group / Head of Compliance Group / Group CRO and Group CCO

Managing Executive Officer	Akira Sugano	Head of International Banking Unit / Head of Asset Management Unit

Managing Executive Officer	Tatsufumi Sakai	Head of Investment Banking Unit

Managing Executive Officer	Tetsuo Iimori	Head of Retail Banking Unit

Managing Executive Officer	Haruki Nakamura	Joint Head of IT & Systems Group / General Manager of IT & Systems Planning Division

Managing Executive Officer	Hideo Gamou	Deputy Head of Asset Management Unit

Managing Executive Officer	Shigeru Akiyoshi	Deputy Head of Retail Banking Unit

Managing Executive Officer	Katsunobu Motohashi	Deputy Head of Asset Management Unit

Managing Executive Officer	Kenjiro Inada	Deputy Head of Personal Banking Unit

Managing Executive Officer	Shuzo Fujii	Deputy Head of Corporate Banking Unit

Managing Executive Officer	Shuichi Shimada	Deputy Head of Corporate Banking Unit (Large Corporations) / Deputy Head of Financial Institutions & Public Sector Business Unit

Title	Name	Areas of Oversight
Managing Executive Officer	Yoshio Shimizu	Deputy Head of International Banking Unit / Deputy Head of Investment Banking Unit

Managing Executive Officer	Shuuichi Takemoto	Deputy Head of Personal Banking Unit / Deputy Head of Retail Banking Unit

Managing Executive Officer	Shinya Tanaka	Deputy Head of Investment Banking Unit

Managing Executive Officer	Hidefumi Kobayashi	Deputy Head of International Banking Unit / Deputy Head of Investment Banking Unit

Managing Executive Officer	Makoto Okayama	Deputy Head of Corporate Banking Unit (Large Corporations) / Deputy Head of Corporate Banking Unit / Deputy Head of Financial Institutions & Public Sector Business Unit

Managing Executive Officer	Nobumitsu Watanabe	Deputy Head of International Banking Unit / Deputy Head of Investment Banking Unit / Deputy Head of Transaction Banking Unit / Deputy Head of Markets Unit

Managing Executive Officer	Junichi Yamada	Deputy Head of Financial Institutions & Public Sector Business Unit / Deputy Head of Markets Unit

Executive Officer	Mitsuo Ootani	General Manager of Compliance Division

Executive Officer	Ryusuke Aya	General Manager of Risk Management Division

Executive Officer	Yuusei Matsubara	General Manager of Financial Institutions & Public Sector Business Coordination Division

Executive Officer	Junichi Shinbo	General Manager of Portfolio Management Division

Executive Officer	Yasuhisa Fujiki	General Manager of International Coordination Division

Executive Officer	Koji Fujiwara	General Manager of Investor Relations Division

Executive Officer	Ryousuke Joukou	General Manager of Executive Secretariat

Executive Officer	Souichi Hosoi	General Manager of Financial Planning Division

Executive Officer	Kouji Arita	General Manager of Operations Planning Division

Executive Officer	Akira Nakamura	General Manager of Corporate Banking Coordination Division (Large Corporations)

Executive Officer	Kouji Yonei	General Manager of IT & Systems Promotion Division

Executive Officer	Atsushi Sugao	General Manager of Corporate Banking Coordination Division

Executive Officer	Teiji Teramoto	General Manager of Investment Banking Coordination Division

Executive Officer	Tsuyoshi Katayama	General Manager of Administration Division

(2) Aggregate Compensation for Officers

	(JPY million)
Classification	Number of Persons	Aggregate Compensation
Directors	11	233
Corporate Auditors	5	73
Total	16	306

(Notes)

1. Fractions are rounded down.

2. The total yearly compensations for Directors and Corporate Auditors are not to exceed JPY 740 million and JPY 180 million, respectively.

3. No provision is made for the bonuses of Officers.

3. Matters Regarding Outside Officers

(1) Concurrent Offices and Other Details of Outside Officers

Details of major concurrent offices of outside officers are as described in the above “2. Matters Regarding Officers, (1) Officers.”

MHBK and MHCB at which Mr. Isao Imai, Outside Corporate Auditor, serves concurrently, are wholly owned subsidiaries of and administered by MHFG.

A relative within the third degree of Mr. Mitsuo Ohashi, Outside Director, is working as an employee of MHBK.

(2) Major Activities of Outside Officers

Name	Term in Office	Attendance of the Board of Directors Meeting	Input at the Board of Directors Meeting and Other Activities
Akihiko Nomiyama	5 years, 9 months	He attended 20 of the 23 Board of Directors Meetings held during the fiscal year.	He participated in the discussions on proposals, etc., by voicing external viewpoints, making use of his abundant experience in NIPPON MINING HOLDINGS, INC. and his wide-ranging insight as a top executive.

Mitsuo Ohashi	7 years, 9 months	He attended 22 of the 23 Board of Directors Meetings held during the fiscal year.	He participated in the discussions on proposals, etc., by voicing external viewpoints, making use of his abundant experience in Showa Denko K.K. and his wide-ranging insight as a top executive.

Kanemitsu Anraku	5 years, 9 months	He attended 21 of the 23 Board of Directors Meetings held during the fiscal year.	He participated in the discussions on proposals, etc., by voicing external viewpoints, making use of his abundant experience in Nissan Motor Co., Ltd. and his wide-ranging insight as a top executive.

Masahiro Seki	6 years, 9 months	He attended all of the 23 Board of Directors Meetings and all of the 14 Board of Corporate Auditors Meetings held during the fiscal year.	He contributed by voicing opinions from viewpoints as an expert in U.S. and Japanese accounting.

Masami Ishizaka	4 years, 9 months	He attended 20 of the 23 Board of Directors Meetings and all of the 14 Board of Corporate Auditors Meetings held during the fiscal year.	He contributed by voicing opinions mainly from his expertise gained through his career in the Ministry of Finance.

Isao Imai	1 year, 9 months	He attended 22 of the 23 Board of Directors Meetings and all of the 14 Board of Corporate Auditors Meetings held during the fiscal year.	He contributed by voicing opinions mainly from his expertise gained through his career as a President of High Courts, a Justice of the Supreme Court and an attorney at law.

(3) Liability Limitation Agreement

Name	Summary of Liability Limitation Agreement
Akihiko Nomiyama	Agreement pursuant to the provisions provided for in Article 427, Paragraph 1 of the Company Law (the “Law”), which limits the liability provided for in Article 423, Paragraph 1 of the Law to the higher of either (i) JPY 20 million or (ii) the amount prescribed in laws and regulations, provided that such Outside Director is bona fide and without gross negligence in performing his duty.
Mitsuo Ohashi
Kanemitsu Anraku

Masahiro Seki	Agreement pursuant to the provisions provided for in Article 427, Paragraph 1 of the Company Law (the “Law”), which limits the liability provided for in Article 423, Paragraph 1 of the Law to the higher of either (i) JPY 20 million or (ii) the amount prescribed in laws and regulations, provided that such Outside Corporate Auditor is bona fide and without gross negligence in performing his duty.
Masami Ishizaka
Isao Imai

(4) Compensation for Outside Officers

	(JPY million)
	Number of Persons	Compensation Paid by MHFG	Compensation Paid by Subsidiary of MHFG
Total Amount of Compensation	6	63	7

(Notes)

1. Fractions are rounded down.

2. No provision is made for the bonuses of Officers.

4. Matters Regarding MHFG’s Shares

(1) Number of Shares as of March 31, 2013

(Number of shares)
Total Number of Authorized Shares	52,369,512,000

Total Number of Classes of Shares Authorized to be Issued
Common Stock	48,000,000,000
Class XI Preferred Stock	1,369,512,000
Class XII Preferred Stock	1,500,000,000
Class XIII Preferred Stock	1,500,000,000

Total Number of Shares Issued
Common Stock	24,164,864,477
Eleventh Series Class XI Preferred Stock	914,752,000
Thirteenth Series Class XIII Preferred Stock	36,690,000

(Notes)

As a result of requests for acquisition of 33,014,000 shares of the Eleventh Series Class XI Preferred Stock, there was an increase of 116,698,750 shares of Common Stock from April 1, 2012 to March 31, 2013.

(2) Number of Shareholders as of March 31, 2013

Common Stock	952,980
Eleventh Series Class XI Preferred Stock	1,436
Thirteenth Series Class XIII Preferred Stock	48

(Note)

The number of shareholders of Common Stock listed above does not include 26,443 shareholders who own only shares constituting less than one (1) unit.

(3) Major Shareholders as of March 31, 2013

a. Common Stock

Name of Shareholder	Number of Shares Held and Percentage of Shares Held
	Number of Shares Held	Percentage of Shares Held
Japan Trustee Services Bank, Ltd. (Trustee account)	1,198,328,400	4.96
The Master Trust Bank of Japan, Ltd. (Trustee account)	856,286,800	3.54
SSBT OD05 OMNIBUS ACCOUNT - TREATY CLIENTS (Standing proxy agent: The Hong Kong and Shanghai Banking Corporation Limited)	580,161,730	2.40
Barclays Securities Japan Limited	360,000,000	1.49
Japan Trustee Services Bank, Ltd. (Trustee account 9)	299,810,500	1.24
The Dai-ichi Life Insurance Company, Limited	255,691,025	1.05
Japan Trustee Services Bank, Ltd. (Trustee account 4)	244,388,600	1.01
Japan Trustee Services Bank, Ltd. (Trustee account 1)	232,021,500	0.96
Japan Trustee Services Bank, Ltd. (Trustee account 6)	225,430,500	0.93
Nomura Securities Co., Ltd.	217,296,500	0.89

(Notes)

1. Figures for the Percentage of Shares Held are rounded down to the nearest second decimal place.

2. The Percentages of Shares Held are calculated by excluding the treasury stock (19,824,922 shares).

b. Eleventh Series Class XI Preferred Stock

Name of Shareholder	Number of Shares Held and Percentage of Shares Held
	Number of Shares Held	Percentage of Shares Held
Marubeni Corporation	14,500,000	4.25
SHIMIZU CORPORATION	10,000,000	2.93
Electric Power Development Co., Ltd.	10,000,000	2.93
JFE Steel Corporation	6,000,000	1.76
ALL NIPPON AIRWAYS CO., LTD.	6,000,000	1.76
DAIICHI SANKYO COMPANY, LIMITED	6,000,000	1.76
CANON INC.	5,000,000	1.46
Kyushu Electric Power Company, Incorporated	5,000,000	1.46
COSMO OIL COMPANY, LIMITED	5,000,000	1.46
Shiseido Company, Limited	5,000,000	1.46

(Notes)

1. Figures for the Percentage of Shares Held are rounded down to the nearest second decimal place.

2. The Percentages of Shares Held are calculated by excluding the treasury stock (574,087,800 shares). Furthermore, the treasury stock is not included in the above list of Major Shareholders.

c. Thirteenth Series Class XIII Preferred Stock

Name of Shareholder	Number of Shares Held and Percentage of Shares Held
	Number of Shares Held	Percentage of Shares Held
NISSIN FOODS HOLDINGS CO., LTD.	6,500,000	17.71
NIPPON OIL FINANCE (NETHERLANDS) B.V. (Standing proxy agent: Mizuho Corporate Bank, Ltd.)	6,000,000	16.35
Shiseido Company, Limited	5,000,000	13.62
SHARP FINANCE CORPORATION	5,000,000	13.62
KOSE Corporation	2,500,000	6.81
OBAYASHI CORPORATION	2,000,000	5.45
YANMAR Co., Ltd.	2,000,000	5.45
FUJI MEDIA HOLDINGS, INC.	1,000,000	2.72
KURABO INDUSTRIES LTD.	500,000	1.36
KOHNAN SHOJI CO., LTD.	500,000	1.36

(Notes)

1. Figures for the Percentage of Shares Held are rounded down to the nearest second decimal place.

2. There is no treasury stock.

5. Matters Regarding Stock Acquisition Rights, etc. of MHFG

Following is the summary of the Stock Acquisition Rights issued to the Directors (excluding the Outside Directors) and Executive Officers of MHFG and its subsidiaries, MHBK, MHCB, MHTB and MHSC, pursuant to the Company Law, in consideration for execution of duties:

	Allotment date of stock acquisition rights	Number of stock acquisition rights	Class and number of subject shares	Issue price (per stock acquisition right) (JPY)	Exercise price (per share) (JPY)	Exercise period
First Series of Stock Acquisition Rights of MHFG	February 16, 2009	5,409 rights	Common Stock, 5,409,000 shares	190,910	1	From February 17, 2009 to February 16, 2029
Second Series of Stock Acquisition Rights of MHFG	September 25, 2009	5,835 rights	Common Stock, 5,835,000 shares	168,690	1	From September 28, 2009 to September 25, 2029
Third Series of Stock Acquisition Rights of MHFG	August 26, 2010	6,808 rights	Common Stock, 6,808,000 shares	119,520	1	From August 27, 2010 to August 26, 2030
Fourth Series of Stock Acquisition Rights of MHFG	December 8, 2011	12,452 rights	Common Stock, 12,452,000 shares	91,840	1	From December 9, 2011 to December 8, 2031
Fifth Series of Stock Acquisition Rights of MHFG	August 31, 2012	11,776 rights	Common Stock, 11,776,000 shares	113,250	1	From September 3, 2012 to August 31, 2032

(1) Stock Acquisition Rights, etc. of MHFG held by Officers as of March 31, 2013

	Number of stock acquisition rights	Class and number of subject shares	Number of persons and rights held by Directors
First Series of Stock Acquisition Rights of MHFG	206 rights	Common Stock, 206,000 shares	3 persons, 206 rights
Second Series of Stock Acquisition Rights of MHFG	422 rights	Common Stock, 422,000 shares	3 persons, 422 rights
Third Series of Stock Acquisition Rights of MHFG	535 rights	Common Stock, 535,000 shares	3 persons, 535 rights
Fourth Series of Stock Acquisition Rights of MHFG	653 rights	Common Stock, 653,000 shares	5 persons, 653 rights
Fifth Series of Stock Acquisition Rights of MHFG	1,109 rights	Common Stock, 1,109,000 shares	6 persons, 1,109 rights

(2) Stock Acquisition Rights, etc. of MHFG delivered to Employees, etc., during the fiscal year ended March 31, 2013

	Number of stock acquisition rights	Class and number of subject shares	Number of employees (Executive Officers) to whom rights were delivered and number of rights	Number of Officers and employees (Executive Officers) of subsidiaries to whom rights were delivered and number of rights
Fifth Series of Stock Acquisition Rights of MHFG	10,667 rights	Common Stock, 10,667,000 shares	11 persons, 835 rights	132 persons, 9,832 rights

6. Matters Regarding Independent Auditor

(1) Independent Auditor

Name	Compensation, etc. for the fiscal year ended March 31, 2013	Other
Ernst & Young ShinNihon LLC Designated Partners with Limited Liability Koichi Hanabusa, C.P.A. Mutsuo Emi, C.P.A. Ryuichi Nagano, C.P.A. Nobuko Kubo, C.P.A.	JPY 48 million	MHFG paid consideration to the Independent Auditor for the investigation services and other services related to the calculation of the capital ratio, which are not included among the services set forth in Article 2, Paragraph 1 of the Certified Public Accountant Law (non-audit services).

(Notes)

1. Fractions are rounded down.

2. The audit contract between MHFG and the Independent Auditor does not separate the compensation for the audit under the Company Law from the compensation for the audit under the Financial Instruments and Exchange Law. Moreover, it is practically impossible to separate the two. Accordingly, the above amount is the total of such compensation.

In addition, because the amounts of compensation to be paid under the audit contract have not yet been determined, approximate amounts are used for the calculations.

3. The total amount of cash and other proprietary benefits to be paid to the Independent Auditor of MHFG by MHFG, its majority-owned consolidated subsidiaries and its other consolidated subsidiaries is JPY 3,915 million.

If the amounts to be paid under the audit contract concluded with the Independent Auditor by MHFG, and its majority-owned consolidated subsidiaries and its other consolidated subsidiaries have not yet been determined, approximate amounts are used for the calculations.

(2) Other Matters Regarding Independent Auditor

a. Policy for Determination of Dismissal or Non-reappointment of the Independent Auditor

Dismissal of the Independent Auditor is discussed at the Board of Directors and the Board of Corporate Auditors if the Independent Auditor falls subject to any of the events set forth in the Items of Article 340, Paragraph 1 of the Company Law.

Non-reappointment of the Independent Auditor is discussed at the Board of Directors and the Board of Corporate Auditors by comprehensively considering various factors, including the performance of duties and the quality of audits by the Independent Auditor.

b. Principal Majority-owned Subsidiaries and other Subsidiaries Audited by any Certified Public Accountant or Audit Corporation other than the Independent Auditor of MHFG

Mizuho International plc and nine (9) other companies among MHFG’s principal majority-owned subsidiaries and other subsidiaries are subject to audits (limited to the audits under the provisions of the Company Law or the Financial Instruments and Exchange Law (including any foreign law equivalent to either of these laws)) by audit corporations (including entities with equivalent qualifications in the relevant foreign country) other than the Independent Auditor of MHFG.

7. Structure to Ensure Appropriate Conduct of Operations

MHFG has, through its Board of Directors, resolved matters regarding its “Structure for Ensuring Appropriate Conduct of Operations” prescribed by the Company Law and the Enforcement Regulations of the Company Law of Japan, as summarized below.

(1) Structure to ensure that the duties of directors and employees are executed in compliance with laws, regulations, and the Articles of Incorporation

*	MHFG has set forth its structure to ensure that the duties of directors and employees are executed in compliance with laws, regulations, and the Articles of Incorporation in compliance-related rules such as the “Basic Policy of Compliance” and “Compliance Manual.”

*	More specifically, MHFG has established complete compliance as a basic principle of management, developed a compliance-management structure and a “Compliance Manual,” developed formulated compliance programs each fiscal year for the implementation of specific plans for complete compliance, and has periodically followed up on the status of the implementation of such plans. Furthermore, MHFG’s activities against anti-social elements are conducted as part of its compliance structure. MHFG’s commitment to sever business relations with anti-social elements is viewed as an important policy of the Group when designing and implementing specific compliance programs among group companies.

*	The Board of Directors of MHFG resolved that the structure under the above “Basic Policy of Compliance,” etc., is MHFG’s structure for ensuring that the directors and employees execute their duties in compliance with laws, regulations, and the Articles of Incorporation.

(2) Structure for the safekeeping and management of information on the execution of duties by the directors

*	MHFG has established a structure for the safekeeping, management, etc., of information through its information-management-related rules, including MHFG’s “Information Security Policy.” The safekeeping and management of information in connection with the execution of duties by MHFG’s directors have also been carried out in accordance with these rules.

*	More specifically, MHFG has fixed the period for retention of information such as the minutes of the Board of Directors meetings, Executive Management Committee meetings, and other various committee meetings and materials related thereto, as well as ringisho (or approval documents) and reports, and has carried out other necessary matters relating to the safekeeping and management thereof.

*	The Board of Directors of MHFG resolved that the structure under the above “Information Security Policy,” etc., is MHFG’s structure for the safekeeping and management of information on the execution of duties by the directors.

(3) Rules and other structure for managing risk of loss

*	MHFG has established a structure for managing its risk of loss through its risk-management-related rules, including its basic policy towards various risk management procedures, such as its “Basic Policy for Comprehensive Risk Management.”

*	More specifically, MHFG has defined various types of risk determined strategies to improve its business structure and develop human resources for risk management in order to evaluate risk qualitatively and quantitatively. Moreover, MHFG has implemented comprehensive risk management to control risk to a level acceptable from a management perspective.

*	The Board of Directors of MHFG resolved that the structure under the above “Basic Policy for Comprehensive Risk Management,” etc., is MHFG’s structure for managing the risk of loss.

(4) Structure to ensure the efficient execution of director’s duties

*	MHFG has established a structure to ensure the efficient execution of directors’ duties through its rules, such as the “Bylaws Regarding the Board of Directors,” “Bylaws Regarding the Executive Management Committee,” “Bylaws Regarding the Business Policy Committees,” “Bylaws Regarding the Group Strategy Conferences,” “Organization Regulations,” and “Authorization Regulations.”

*	More specifically, MHFG has determined the criteria for matters to be resolved or reported to the Board of Directors, assignment of each organization, decision-making authority depending on the importance of matters, etc. MHFG has also established an Executive Management Committee and several Business Policy Committees. Thus, MHFG has ensured that the directors execute their duties efficiently on a company-wide basis.

*	The Board of Directors of MHFG resolved that the structure under the above “Bylaws Regarding the Board of Directors,” etc., is MHFG’s structure for ensuring the efficient execution of directors’ duties.

(5) Structure to ensure the propriety of business operations within the corporate group consisting of MHFG and its subsidiaries

*	MHFG has established a structure to ensure the appropriateness of business operations of the corporate group through its “Group Management Administration Regulations,” etc.

*	More specifically, MHFG directly administers its principal banking subsidiaries and other core group companies in accordance with the “Group Management Administration Regulations,” while principal banking subsidiaries and other core group companies administer subsidiaries and affiliates other than the principal banking subsidiaries and other core group companies in accordance with standards established by MHFG.

*	The Board of Directors of MHFG resolved that the structure under the above “Group Management Administration Regulations,” etc., is MHFG’s structure for ensuring propriety of business operations in the corporate group consisting of MHFG and its subsidiaries.

(6) Matters concerning employees posted as assistants to the corporate auditors when the corporate auditors so require

*	The “Organization Regulations” of MHFG specify matters concerning employees posted as assistants to the corporate auditors to assist the latter in performing their duties.

*	More specifically, MHFG has designated the Corporate Auditors Office as the office in charge of matters concerning assistance in the performance of the corporate auditors’ duties and matters concerning the secretariat for the Board of Corporate Auditors. The Head of the Corporate Auditors Office manages this office’s business under the instructions of the corporate auditors.

*	The Board of Directors of MHFG resolved that the matters specified in the above “Organization Regulations” are matters concerning employees posted as assistants to the corporate auditors when the corporate auditors so require.

(7) Matters concerning measures for ensuring that employees who assist the corporate auditors remain independent from the directors

*	The supplementary provisions of the “Bylaws Regarding the Board of Directors” specify matters concerning the measures for ensuring that employees who assist the corporate auditors remain independent from the directors.

*	More specifically, any personnel and/or change in organization that relates to employees who assist the corporate auditors in performing the latter’s duties shall be subject to prior consultation with a corporate auditor nominated by the Board of Corporate Auditors.

*	The Board of Directors of MHFG resolved that matters specified in the above supplementary provisions of the “Bylaws Regarding the Board of Directors” are matters concerning the measures for ensuring that employees who assist the corporate auditors remain independent from the directors.

(8) Structure under which the directors and employees report to the corporate auditors, and structure concerning reports to the corporate auditors

*	MHFG has established a structure under which the directors and employees report to the corporate auditors in the “Bylaws Regarding the Board of Directors,” the “Bylaws Regarding the Executive Management Committee,” etc.

*	More specifically, MHFG has regulations governing attendance by the corporate auditors in the Board of Directors Meetings, Executive Management Committee meetings, etc. MHFG also maintains procedures for circulating the ringisho (or approval documents) to be approved by the President among the corporate auditors, reporting information received through the compliance hot-line and reporting the results of internal audits and so on.

*	The Board of Directors of MHFG resolved that the structure under the above “Bylaws Regarding the Board of Directors,” etc., is a structure under which the directors and employees report to the corporate auditors and a structure concerning reports to the corporate auditors.

(9) Other structure to ensure the effectiveness of audits by the corporate auditors

*	MHFG has established a structure for ensuring the effectiveness of audits by the corporate auditors in the “Basic Policy for Internal Audit,” etc.

*	More specifically, the internal audit division, corporate auditors and independent auditors exchange opinions and information on a regular basis and whenever else required as a means of strengthening cooperation in efforts to enhance effectiveness and efficiency of the overall audit function.

*	The Board of Directors of MHFG resolved that the structure under the above “Basic Policy for Internal Audit,” etc., is another structure for ensuring the effectiveness of the audits by the corporate auditors.

CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2013

Millions of yen
As of March 31, 2013
Assets
Cash and Due from Banks	¥12,333,997
Call Loans and Bills Purchased	530,541
Receivables under Resale Agreements	9,025,049
Guarantee Deposits Paid under Securities Borrowing Transactions	5,543,914
Other Debt Purchased	1,279,964
Trading Assets	14,076,928
Money Held in Trust	96,014
Securities	53,472,399
Loans and Bills Discounted	67,536,882
Foreign Exchange Assets	1,412,601
Derivatives other than for Trading Assets	4,475,055
Other Assets	2,599,553
Tangible Fixed Assets	901,085
Buildings	315,268
Land	463,851
Lease Assets	17,373
Construction in Progress	23,875
Other Tangible Fixed Assets	80,716
Intangible Fixed Assets	477,546
Software	210,244
Goodwill	57,686
Lease Assets	4,522
Other Intangible Fixed Assets	205,093
Deferred Tax Assets	165,299
Customers’ Liabilities for Acceptances and Guarantees	4,224,259
Reserves for Possible Losses on Loans	(739,990)
Reserve for Possible Losses on Investments	(40)

Total Assets	¥177,411,062

Liabilities
Deposits	¥84,241,955
Negotiable Certificates of Deposit	15,326,781
Call Money and Bills Sold	6,126,424
Payables under Repurchase Agreements	17,451,041
Guarantee Deposits Received under Securities Lending Transactions	11,325,439
Commercial Paper	472,718
Trading Liabilities	7,686,442
Borrowed Money	7,699,440
Foreign Exchange Liabilities	182,473
Short-term Bonds	477,400
Bonds and Notes	5,141,746
Due to Trust Accounts	1,120,696
Derivatives other than for Trading Liabilities	4,404,754
Other Liabilities	3,501,064
Reserve for Bonus Payments	45,754
Reserve for Employee Retirement Benefits	38,632
Reserve for Director and Corporate Auditor Retirement Benefits	1,612
Reserve for Possible Losses on Sales of Loans	48
Reserve for Contingencies	16,859
Reserve for Reimbursement of Deposits	16,464
Reserve for Reimbursement of Debentures	35,417
Reserves under Special Laws	1,203
Deferred Tax Liabilities	54,221
Deferred Tax Liabilities for Revaluation Reserve for Land	81,977
Acceptances and Guarantees	4,224,259

Total Liabilities	169,674,832

Net Assets
Common Stock and Preferred Stock	2,254,972
Capital Surplus	1,109,508
Retained Earnings	1,814,782
Treasury Stock	(4,661)

Total Shareholders’ Equity	5,174,601

Net Unrealized Gains (Losses) on Other Securities	615,883
Deferred Gains or Losses on Hedges	84,634
Revaluation Reserve for Land	142,345
Foreign Currency Translation Adjustments	(90,329)

Total Accumulated Other Comprehensive Income	752,533

Stock Acquisition Rights	2,687
Minority Interests	1,806,407

Total Net Assets	7,736,230

Total Liabilities and Net Assets	¥177,411,062

CONSOLIDATED STATEMENT OF INCOME

FOR THE FISCAL YEAR ENDED MARCH 31, 2013

Millions of yen
For the fiscal year ended March 31, 2013
Ordinary Income	¥2,913,005
Interest Income	1,421,609
Interest on Loans and Bills Discounted	917,263
Interest and Dividends on Securities	323,901
Interest on Call Loans and Bills Purchased	5,548
Interest on Receivables under Resale Agreements	52,394
Interest on Securities Borrowing Transactions	10,647
Interest on Due from Banks	21,527
Other Interest Income	90,326
Fiduciary Income	48,506
Fee and Commission Income	617,681
Trading Income	215,033
Other Operating Income	413,157
Other Ordinary Income	197,015
Recovery of Written-off Claims	26,914
Other	170,100

Ordinary Expenses	2,162,628
Interest Expenses	345,710
Interest on Deposits	96,970
Interest on Negotiable Certificates of Deposit	32,196
Interest on Call Money and Bills Sold	7,865
Interest on Payables under Repurchase Agreements	53,667
Interest on Securities Lending Transactions	19,065
Interest on Commercial Paper	1,676
Interest on Borrowed Money	29,796
Interest on Short-term Bonds	2,053
Interest on Bonds and Notes	71,148
Other Interest Expenses	31,269
Fee and Commission Expenses	110,303
Other Operating Expenses	88,258
General and Administrative Expenses	1,244,647
Other Ordinary Expenses	373,708
Provision for Reserves for Possible Losses on Loans	78,721
Other	294,986

Ordinary Profits	750,376

Extraordinary Gains	1,047
Gains on Disposition of Tangible Fixed Assets	1,032
Reversal of Reserve for Contingent Liabilities from Financial Instruments and Exchange	15
Extraordinary Losses	33,591
Losses on Disposition of Tangible Fixed Assets	7,263
Losses on Impairment of Fixed Assets	11,912
Other Extraordinary Losses	14,415

Income before Income Taxes and Minority Interests	717,832

Income Taxes:
Current	64,559
Refund of Income Taxes	(14,158)
Deferred	7,461
Total Income Taxes	57,862

Income before Minority Interests	659,970

Minority Interests in Net Income	99,454

Net Income	¥560,516

CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

FOR THE FISCAL YEAR ENDED MARCH 31, 2013

Millions of yen
For the fiscal year ended March 31, 2013
Shareholders’ Equity
Common Stock and Preferred Stock
Balance as of the beginning of the period	¥2,254,972
Changes during the period

Total Changes during the period	—

Balance as of the end of the period	2,254,972

Capital Surplus
Balance as of the beginning of the period	1,109,783
Changes during the period
Disposition of Treasury Stock	(275)

Total Changes during the period	(275)

Balance as of the end of the period	1,109,508

Retained Earnings
Balance as of the beginning of the period	1,405,066
Changes during the period
Cash Dividends	(152,694)
Net Income	560,516
Disposition of Treasury Stock	(355)
Transfer from Revaluation Reserve for Land	2,249

Total Changes during the period	409,715

Balance as of the end of the period	1,814,782

Treasury Stock
Balance as of the beginning of the period	(7,074)
Changes during the period
Repurchase of Treasury Stock	(395)
Disposition of Treasury Stock	2,807

Total Changes during the period	2,412

Balance as of the end of the period	(4,661)

Total Shareholders’ Equity
Balance as of the beginning of the period	4,762,749
Changes during the period
Cash Dividends	(152,694)
Net Income	560,516
Repurchase of Treasury Stock	(395)
Disposition of Treasury Stock	2,176
Transfer from Revaluation Reserve for Land	2,249

Total Changes during the period	411,852

Balance as of the end of the period	5,174,601

Accumulated Other Comprehensive Income
Net Unrealized Gains (Losses) on Other Securities
Balance as of the beginning of the period	37,857
Changes during the period
Net Changes in Items other than Shareholders’ Equity	578,026

Total Changes during the period	578,026

Balance as of the end of the period	¥615,883

Millions of yen
For the fiscal year ended March 31, 2013
Deferred Gains or Losses on Hedges
Balance as of the beginning of the period	¥67,045
Changes during the period
Net Changes in Items other than Shareholders’ Equity	17,588

Total Changes during the period	17,588

Balance as of the end of the period	84,634

Revaluation Reserve for Land
Balance as of the beginning of the period	144,635
Changes during the period
Net Changes in Items other than Shareholders’ Equity	(2,290)

Total Changes during the period	(2,290)

Balance as of the end of the period	142,345

Foreign Currency Translation Adjustments
Balance as of the beginning of the period	(102,850)
Changes during the period
Net Changes in Items other than Shareholders’ Equity	12,520

Total Changes during the period	12,520

Balance as of the end of the period	(90,329)

Total Accumulated Other Comprehensive Income
Balance as of the beginning of the period	146,687
Changes during the period
Net Changes in Items other than Shareholders’ Equity	605,845

Total Changes during the period	605,845

Balance as of the end of the period	752,533

Stock Acquisition Rights
Balance as of the beginning of the period	2,158
Changes during the period
Net Changes in Items other than Shareholders’ Equity	528

Total Changes during the period	528

Balance as of the end of the period	2,687

Minority Interests
Balance as of the beginning of the period	1,957,699
Changes during the period
Net Changes in Items other than Shareholders’ Equity	(151,292)

Total Changes during the period	(151,292)

Balance as of the end of the period	1,806,407

Total Net Assets
Balance as of the beginning of the period	6,869,295
Changes during the period
Cash Dividends	(152,694)
Net Income	560,516
Repurchase of Treasury Stock	(395)
Disposition of Treasury Stock	2,176
Transfer from Revaluation Reserve for Land	2,249
Net Changes in Items other than Shareholders’ Equity	455,082

Total Changes during the period	866,934

Balance as of the end of the period	¥7,736,230

NON-CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2013

Millions of yen
As of March 31, 2013
Assets
Current Assets
Cash and Due from Banks	¥26,365
Prepaid Expenses	1,046
Accounts Receivable	47,280
Other Current Assets	6,618
Total Current Assets	81,311
Fixed Assets
Tangible Fixed Assets	4,585
Buildings	427
Equipment	275
Construction in Progress	3,881
Intangible Fixed Assets	2,611
Trademarks	6
Software	2,096
Other Intangible Fixed Assets	508
Investments	6,113,641
Investment Securities	74,064
Investments in Subsidiaries and Affiliates	6,023,433
Long-term Prepaid Expenses	141
Other Investments	16,003
Total Fixed Assets	6,120,838

Total Assets	¥6,202,149

Liabilities
Current Liabilities
Short-term Borrowings	¥646,995
Short-term Bonds	500,000
Accounts Payable	2,149
Accrued Expenses	4,028
Accrued Corporate Taxes	94
Deposits Received	287
Reserve for Bonus Payments	272
Total Current Liabilities	1,153,827
Non-Current Liabilities
Bonds and Notes	240,000
Deferred Tax Liabilities	10,439
Reserve for Employee Retirement Benefits	2,258
Asset Retirement Obligations	643
Other Non-Current Liabilities	6,056
Total Non-Current Liabilities	259,398

Total Liabilities	¥1,413,226

Net Assets
Shareholders’ Equity
Common Stock and Preferred Stock	¥2,254,972
Capital Surplus
Capital Reserve	1,194,864
Total Capital Surplus	1,194,864
Retained Earnings
Appropriated Reserve	4,350
Other Retained Earnings	1,318,948
Retained Earnings Brought Forward	1,318,948
Total Retained Earnings	1,323,298
Treasury Stock	(4,295)

Total Shareholders’ Equity	4,768,840

Valuation and Translation Adjustments
Net Unrealized Gains (Losses) on Other Securities, net of Taxes	17,395

Total Valuation and Translation Adjustments	17,395

Stock Acquisition Rights	2,687

Total Net Assets	4,788,923

Total Liabilities and Net Assets	¥6,202,149

NON-CONSOLIDATED STATEMENT OF INCOME

FOR THE FISCAL YEAR ENDED MARCH 31, 2013

Millions of yen
For the fiscal year ended March 31, 2013
Operating Income
Cash Dividends Received from Subsidiaries and Affiliates	¥233,055
Fee and Commission Income Received from Subsidiaries and Affiliates	29,124
Total Operating Income	262,180
Operating Expenses
General and Administrative Expenses	21,074
Total Operating Expenses	21,074

Operating Profits	241,105

Non-Operating Income
Interest on Deposits	5
Cash Dividends Received	1,607
Fee and Commissions	10,155
Other Non-Operating Income	130
Total Non-Operating Income	11,898
Non-Operating Expenses
Interest Expenses	4,113
Interest on Short-term Bonds	1,601
Interest on Bonds	10,155
Other Non-Operating Expenses	1,194
Total Non-Operating Expenses	17,064

Ordinary Profits	235,938

Extraordinary Gains
Gains on Liquidation of Investments in Subsidiaries	5,970
Total Extraordinary Gains	5,970
Extraordinary Losses
Other Extraordinary Losses	12
Total Extraordinary Losses	12

Income before Income Taxes	241,897

Income Taxes:
Current	226
Deferred	333
Total Income Taxes	559

Net Income	¥241,337

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

FOR THE FISCAL YEAR ENDED MARCH 31, 2013

Millions of yen
For the fiscal year ended March 31, 2013
Shareholders’ Equity
Common Stock and Preferred Stock
Balance as of the beginning of the period	¥2,254,972
Changes during the period
Total Changes during the period	—

Balance as of the end of the period	2,254,972

Capital Surplus
Capital Reserve
Balance as of the beginning of the period	1,194,864
Changes during the period
Total Changes during the period	—

Balance as of the end of the period	1,194,864

Total Capital Surplus
Balance as of the beginning of the period	1,194,864
Changes during the period
Total Changes during the period	—

Balance as of the end of the period	1,194,864

Retained Earnings
Appropriated Reserve
Balance as of the beginning of the period	4,350
Changes during the period
Total Changes during the period	—

Balance as of the end of the period	4,350

Other Retained Earnings
Retained Earnings Brought Forward
Balance as of the beginning of the period	1,230,688
Changes during the period
Cash Dividends	(152,722)
Net Income	241,337
Disposition of Treasury Stock	(355)

Total Changes during the period	88,260

Balance as of the end of the period	1,318,948

Total Retained Earnings
Balance as of the beginning of the period	1,235,038
Changes during the period
Cash Dividends	(152,722)
Net Income	241,337
Disposition of Treasury Stock	(355)

Total Changes during the period	88,260

Balance as of the end of the period	¥1,323,298

Millions of yen
For the fiscal year ended March 31, 2013
Treasury Stock
Balance as of the beginning of the period	¥(5,453)
Changes during the period
Repurchase of Treasury Stock	(6)
Disposition of Treasury Stock	1,164

Total Changes during the period	1,158

Balance as of the end of the period	(4,295)

Total Shareholders’ Equity
Balance as of the beginning of the period	4,679,422
Changes during the period
Cash Dividends	(152,722)
Net Income	241,337
Repurchase of Treasury Stock	(6)
Disposition of Treasury Stock	809

Total Changes during the period	89,418

Balance as of the end of the period	4,768,840

Valuation and Translation Adjustments
Net Unrealized Gains (Losses) on Other Securities, net of Taxes
Balance as of the beginning of the period	6,753
Changes during the period
Net Changes in Items other than Shareholders’ Equity	10,642

Total Changes during the period	10,642

Balance as of the end of the period	17,395

Stock Acquisition Rights
Balance as of the beginning of the period	2,158
Changes during the period
Net Changes in Items other than Shareholders’ Equity	528

Total Changes during the period	528

Balance as of the end of the period	2,687

Total Net Assets
Balance as of the beginning of the period	4,688,334
Changes during the period
Cash Dividends	(152,722)
Net Income	241,337
Repurchase of Treasury Stock	(6)
Disposition of Treasury Stock	809
Net Changes in Items other than Shareholders’ Equity	11,170

Total Changes during the period	100,588

Balance as of the end of the period	¥4,788,923

[Translation]

Independent Auditor’s Report

May 13, 2013

The Board of Directors

Mizuho Financial Group, Inc.

Ernst & Young ShinNihon LLC

Koichi Hanabusa
Certified Public Accountant
Designated and Engagement Partner

Mutsuo Emi
Certified Public Accountant
Designated and Engagement Partner

Ryuichi Nagano
Certified Public Accountant
Designated and Engagement Partner

Nobuko Kubo
Certified Public Accountant
Designated and Engagement Partner

Pursuant to Article 444, Section 4 of the Companies Act, we have audited the accompanying consolidated financial statements, which comprise the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in net assets and the notes to the consolidated financial statements of Mizuho Financial Group, Inc. (the “Company”) applicable to the fiscal year from April 1, 2012 through March 31, 2013.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in Japan, and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. The purpose of an audit of the consolidated financial statements is not to express an opinion on the effectiveness of the entity’s internal control, but in making these risk assessments the auditor considers internal controls relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position and results of operations of the Mizuho Financial Group, Inc. and consolidated subsidiaries, applicable to the fiscal year ended March 31, 2013 in conformity with accounting principles generally accepted in Japan.

Conflicts of Interest

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Act.

[Translation]

Independent Auditor’s Report

May 13, 2013

The Board of Directors

Mizuho Financial Group, Inc.

Ernst & Young ShinNihon LLC

Koichi Hanabusa
Certified Public Accountant
Designated and Engagement Partner

Mutsuo Emi
Certified Public Accountant
Designated and Engagement Partner

Ryuichi Nagano
Certified Public Accountant
Designated and Engagement Partner

Nobuko Kubo
Certified Public Accountant
Designated and Engagement Partner

Pursuant to Article 436, Section 2, Paragraph 1 of the Companies Act, we have audited the accompanying non-consolidated financial statements, which comprise the non-consolidated balance sheet, the non-consolidated statement of income, the non-consolidated statement of changes in net assets, the notes to the non-consolidated financial statements and the related supplementary schedules of Mizuho Financial Group, Inc. (the “Company”) applicable to the 11th fiscal year from April 1, 2012 through March 31, 2013.

Management’s Responsibility for the Financial Statements and the Related Supplementary Schedules

Management is responsible for the preparation and fair presentation of these non-consolidated financial statements and the related supplementary schedules in accordance with accounting principles generally accepted in Japan, and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the non-consolidated financial statements and the related supplementary schedules that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these non-consolidated financial statements and the related supplementary schedules based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the non-consolidated financial statements and the related supplementary schedules are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the non-consolidated financial statements and the related supplementary schedules. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the non-consolidated financial statements and the related supplementary schedules, whether due to fraud or error. The purpose of an audit of the non-consolidated financial statements is not to express an opinion on the effectiveness of the entity’s internal control, but in making these risk assessments the auditor considers internal controls relevant to the entity’s preparation and fair presentation of the non-consolidated financial statements and the related supplementary schedules in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the non-consolidated financial statements and the related supplementary schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the non-consolidated financial statements and the related supplementary schedules referred to above present fairly, in all material respects, the financial position and results of operations of Mizuho Financial Group, Inc. applicable to the 11th fiscal year ended March 31, 2013 in conformity with accounting principles generally accepted in Japan.

Conflicts of Interest

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Act.

[Translation]

Audit Report

The Board of Corporate Auditors, upon deliberation, prepared this audit report regarding the performance of duties of the Directors of the Company during the 11th fiscal year from April 1, 2012 to March 31, 2013, based on the audit reports prepared by each Corporate Auditor and hereby reports as follows:

1.	Auditing Method Employed by Corporate Auditors and the Board of Corporate Auditors and Details Thereof

The Board of Corporate Auditors established an auditing policy and auditing plans, including assignment of the duties of each Corporate Auditor, received from each Corporate Auditor reports on the execution of audits and results thereof, and in addition, received from the Directors, etc., and the independent auditors reports on the performance of their duties and, when necessary, requested explanations regarding such reports.

In accordance with the auditing standards for Corporate Auditors established by the Board of Corporate Auditors, each Corporate Auditor, based on the auditing plans, has endeavored to gather information and create an improved environment for auditing. Each Corporate Auditor also attended meetings of the Board of Directors and other important meetings, received from the Directors, employees and other related persons reports on the performance of their duties and, when necessary, requested explanations regarding such reports. Also, each Corporate Auditor inspected important authorized documents and associated information and examined the business and financial position of the Company. In addition, each Corporate Auditor received from the Directors, employees and other related persons reports on the status of (i) the establishment of structures with respect to the content of resolutions made by the Board of Directors regarding the establishment of structures to ensure that the performance of duties by the Directors will be in compliance with the laws and regulations of Japan and with the Company’s Articles of Incorporation and other structures in accordance with Article 100, Paragraphs 1 and 3 of the Enforcement Regulations of the Company Law of Japan, to ensure that the Company’s operation will be conducted appropriately and such structures that have been established in compliance with such resolutions (internal control systems), which are described in the Business Report, and (ii) the management thereof, and, when necessary, requested explanations regarding such reports. As for the subsidiaries of the Company, each Corporate Auditor has shared information with the directors and corporate auditors and other related persons of the subsidiaries and, when necessary, received reports from the subsidiaries regarding their businesses. Based on the foregoing method, we examined the Business Report and the supplementary schedules for this fiscal year.

In addition, the Corporate Auditors monitored and examined whether the independent auditors maintain their independence and carry out audits in an appropriate manner. The Corporate Auditors received from the independent auditors reports on the performance of their duties and, when necessary, requested explanations regarding those reports. The Corporate Auditors also received notification from the independent auditors regarding the “Structure for ensuring appropriate execution of the duties of the independent auditors” (as enumerated in each Item of Article 131 of the Company Calculation Regulations). When necessary, the Corporate Auditors requested explanations on such notification. Based on the foregoing method, the Corporate Auditors reviewed the consolidated financial statements for this fiscal year (consolidated balance sheet, consolidated statement of income, consolidated statement of changes in net assets and notes to consolidated financial statements), and the non-consolidated financial statements (non-consolidated balance sheet, non-consolidated statement of income, non-consolidated statement of changes in net assets and notes to non-consolidated financial statements) and supplementary schedules thereto.

2.	Audit Results

(1)	Audit Results on the Business Report, etc.

A.	In our opinion, the Business Report and the supplementary schedules fairly represent the Company’s condition in conformity with the applicable laws and regulations of Japan as well as the Articles of Incorporation of the Company.

B.	With regard to the execution of duties by the Directors, we have found no evidence of misconduct or material facts in violation of the applicable laws and regulations of Japan or the Articles of Incorporation of the Company in the course of the execution of duties of the Directors.

C.	In our opinion, the content of the resolutions of the Board of Directors regarding the internal control systems is appropriate.

We have not found anything to be pointed out on the performance of duties of the Directors regarding the internal control systems.

(2)	Results of Audit of the Consolidated Financial Statements

In our opinion, the method and results of the audit employed and rendered by Ernst & Young ShinNihon LLC, the independent auditors, are fair and reasonable.

(3)	Results of Audit of the Non-Consolidated Financial Statements and Supplementary Schedules thereto

In our opinion, the method and results of the audit employed and rendered by Ernst & Young ShinNihon LLC, the independent auditors, are fair and reasonable.

May 14, 2013

Mizuho Financial Group, Inc. Board of Corporate Auditors

Full time Corporate Auditor	(Yoshinobu Shigeji)	(seal)
Full time Corporate Auditor	(Toshinari Iyoda)	(seal)
Outside Corporate Auditor	(Masahiro Seki)	(seal)
Outside Corporate Auditor	(Masami Ishizaka)	(seal)
Outside Corporate Auditor	(Isao Imai)	(seal)

[End of Document]

(Reference)

I. Consolidated Financial Data of Mizuho Financial Group, Inc.

1. Income Analysis (Consolidated)

		(Billions of yen)
		Fiscal 2012	Fiscal 2011
Consolidated Gross Profits	1	2,171.7	2,003.0
Net Interest Income		1,075.8	1,088.3
Fiduciary Income • Net Fee and Commission Income		555.8	507.9
Net Trading Income • Net Other Operating Income		539.9	406.7
General and Administrative Expenses	2	(1,244.6)	(1,283.8)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Possible Losses on Loans)	3	(136.9)	(42.5)
Reversal of Reserves for Possible Losses on Loans, etc,	4	25.1	70.3
Net Gains (Losses) related to Stocks	5	(82.9)	(38.1)
Equity in Income from Investments in Affiliates	6	(11.1)	2.6
Other	7	29.2	(62.9)

Ordinary Profits	8 (Total of 1-7)	750.3	648.5

Net Extraordinary Gains (Losses)	9	(32.5)	67.8
Income before Income Taxes and Minority Interests	10= 8+ 9	717.8	716.4
Income Taxes - Current	11	(50.4)	(55.3)
- Deferred	12	(7.4)	(97.4)
Minority Interests in Net Income	13	(99.4)	(79.1)

Net Income	14 = 10+11+12+13	560.5	484.5

Notes: 1. Amounts less than one hundred million yen are rounded down. 2. Income Taxes - Current includes Refund of Income Taxes.

Credit-related Costs (including Credit Costs for Trust Accounts)	(111.8)	27.7

* Credit-related Costs =	Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Possible Losses on Loans) + Reversal of Reserves for Possible Losses on Loans, etc. + Credit Costs for Trust Accounts

2. Financial Soundness

	(Billions of yen)
	As of March 31, 2013		As of March 31, 2012
Total Capital Ratio (Consolidated) (Total Capital)	14.18 (8,344.5	% )
Tier 1 Capital Ratio (Consolidated) (Tier 1 Capital)	11.02 (6,487.4	% )
Common Equity Tier 1 Capital Ratio (Consolidated) (Common Equity Tier 1 Capital)	8.16 (4,803.8	% )
Disclosed Claims under the Financial Reconstruction Law (Aggregated Figures of the 3 Banks)	1,293.3		1,165.6
Non-Performing Loan Ratio	1.71%		1.63%
Unrealized Gains/Losses on Other Securities (Consolidated)	878.1		91.2

Notes:

1. Amounts less than one hundred million yen are rounded down.

2. Beginning with the end of March, 2013, due to regulatory changes, Basel III is applied to Total Capital Ratio, Tier 1 Capital Ratio, and Common Equity Tier 1 Capital Ratio.

3. As for Unrealized Gains/Losses on Other Securities, the base amount to be recorded directly to Net Assets after tax and consolidation adjustment is applied.

II. Aggregated Figures of Mizuho Bank, Ltd., Mizuho Corporate Bank, Ltd. and Mizuho Trust & Banking Co., Ltd.

1. Income Analysis (Non-Consolidated)

		(Billions of yen)
		Fiscal 2012				Fiscal 2011
		Mizuho Bank	Mizuho Corporate Bank	Mizuho Trust & Banking	Aggregated Figures
Gross Profits	1	827.4	735.0	123.5	1,686.1	1,607.5
General and Administrative Expenses (excluding Non-Recurring Losses)	2	(524.3)	(241.0)	(74.2)	(839.7)	(879.3)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	3 = 1 + 2	303.0	494.0	49.2	846.3	728.1

Reversal of (Provision for) General Reserve for Possible Losses on Loans	4	—	(91.9)	—	(91.9)	7.8

Net Business Profits	5 = 3 + 4	303.0	402.0	49.2	754.4	736.0

Net Non-Recurring Gains (Losses)	6	(27.8)	(142.3)	(14.4)	(184.6)	(158.3)

Ordinary Profits	7 = 5 + 6	275.1	259.6	34.8	569.7	577.6

Net Extraordinary Gains (Losses)	8	(11.9)	(1.9)	(1.0)	(15.0)	(36.6)
Income before Income Taxes	9 = 7 + 8	263.1	257.7	33.7	554.7	541.0
Income Taxes - Current	10	(8.9)	(6.7)	(10.7)	(26.4)	(40.7)
- Deferred	11	(19.7)	(0.2)	2.8	(17.0)	(72.0)

Net Income	12 = 9 + 10 + 11	234.5	250.8	25.8	511.2	428.1

Credit-related Costs		19.6	(134.1)	0.3	(114.1)	24.7

Notes:

1. Amounts less than one hundred million yen are rounded down.

2. Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) of MHTB excludes the amounts of “Credit Costs for Trust Accounts”.

3. Income Taxes - Current includes Refund of Income Taxes.

2. Assets and Liabilities

	(Billions of yen)
	Fiscal 2012
	Mizuho Bank	Mizuho Corporate Bank	Mizuho Trust & Banking	Aggregated Figures	Fiscal 2011
Assets	77,557.0	83,458.8	6,522.6	167,538.6	158,157.9
Loans and Bills discounted	32,274.2	31,187.8	3,726.1	67,188.1	63,878.6
Securities	25,609.6	26,985.5	1,829.0	54,424.2	52,102.5
Liabilities	74,959.4	79,306.5	6,100.7	160,366.8	151,956.9
Deposits (including Negotiable Certificates of Deposit)	61,293.4	33,464.9	3,036.8	97,795.2	91,627.7
Net Assets	2,597.5	4,152.3	421.8	7,171.7	6,201.0

Note: Amounts less than one hundred million yen are rounded down.

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